NO ACT

DC
PE
12-27-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


08040735

February 28, 2008

John A. Berry
Divisional Vice President,
Securities and Benefits Legal Operations
Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/28/2008

Re: Abbott Laboratories
Incoming letter dated December 27, 2007

Dear Mr. Berry:

This is in response to your letters dated December 27, 2007 and February 13, 2008 concerning the shareholder proposal submitted to Abbott by Christian Brothers Investment Services, Inc.; the Amalgamated Bank LongView Collective Investment Fund; Catholic Health East; the Congregation of Sisters of St. Agnes; the Congregation of the Passion of the Holy Cross Province; the Dominican Sisters of Mission San Jose; the Dominican Sisters of Oxford, MI; the Dominican Convent of Our Lady of the Rosary; the Dominican Sisters of Springfield, IL; the Maryknoll Sisters of St. Dominic, Inc.; Mercy Investment Program; the Missionary Oblates of Mary Immaculate; the Dominican Sisters of Great Bend, KS; the Sisters of Charity of the Blessed Virgin Mary; the Sisters of Mercy Regional Community of Detroit Charitable Trust; the Sisters of Mercy of the Americas; the Congrégation des Soeurs des Saints Noms de Jésus et de Marie; the Sisters of St. Francis of Philadelphia; and Trinity Health. We also have received a letter on the proponents' behalf dated February 2, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Christian Brothers Investment Services, Inc. and co-proponents
c/o Julie B. Tanner
Corporate Advocacy Coordinator
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Amalgamated Bank LongView Collective Investment Fund
c/o Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW
Suite 800
Washington, DC 20005

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Catholic Health East
System Office
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073-2304

Sister Stella Storch, OP
Justice Coordinator
Congregation of Sisters of St. Agnes
Justice, Peace and Ecology
320 County Road K
Fond du Lac, WI 54935

Mercy Investment Program
Sisters of Mercy Regional Community of Detroit Charitable Trust
c/o Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

<u>cc, cont.</u>: Gwen M. Farry, BVM
Sisters of Charity of the Blessed Virgin Mary
205 W. Monroe, Suite 500
Chicago, IL 60606-5062

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938 3591
Fax: (847) 938 9492
John.berry@abbott.com


RECEIVED
2007 DEC 27 PM 4:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 27, 2007

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted by Christian Brothers Investment Services, Inc., Amalgamated Bank Long View Collective Investment Fund, Catholic Health East, Congregation of Sisters of St. Agnes, Congregation of the Passion, Dominican Sisters of Mission San Jose, Dominican Sisters of Oxford, MI, Dominican Covenant of Our Lady of the Rosary (New York), Dominican Sisters of Springfield, Illinois, Maryknoll Sisters, Mercy Investment Program, Missionary Oblates of Mary Immaculate, Nuns of the Third Order of St. Dominic, Sisters of Charity of the Blessed Virgin Mary (BVM), Sisters of Mercy Regional Community of Detroit Charitable Trust, Sisters of Mercy of the Americas Regional Community of Burlingame CA, Congrégation des Soeurs des Saints Noms de Jésus et de Marie, Sisters of St. Francis of Philadelphia and Trinity Health

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Christian Brothers Investment Services, Inc. ("CBIS"), as the primary sponsor of the proposal, and Amalgamated Bank Long View Collective Investment Fund, Catholic Health East, Congregation of Sisters of St. Agnes, Congregation of the Passion, Dominican Sisters of Mission San Jose, Dominican Sisters of Oxford, MI, Dominican Covenant of Our Lady of the Rosary (New York), Dominican Sisters of Springfield, Illinois, Maryknoll Sisters, Mercy Investment Program, Missionary Oblates of Mary Immaculate, Nuns of the Third Order of St. Dominic, Sisters of Charity of the Blessed Virgin Mary (BVM), Sisters of Mercy Regional Community of Detroit Charitable Trust, Sisters of Mercy of the Americas Regional Community of Burlingame CA, Congrégation des Soeurs des Saints Noms de Jésus et de Marie, Sisters of St. Francis of Philadelphia and Trinity Health, as co-sponsors of the proposal, (the "Proponents") from the proxy materials for Abbott's 2008 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 19, 2008.


Abbott
A Promise for Life

We received notice from CBIS on behalf of the Proponents on November 14, 2007, submitting the proposal for consideration at our 2008 annual shareholders' meeting. The proposal, a copy of which is attached as Exhibit A (the "Proposal"), reads as follows:

> Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

Copies of correspondence between the Company and the Proponents relating to the Proposal are attached as Exhibit B.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. Copies of this letter are being sent to notify each Proponent of our intention to omit the Proposal from our 2008 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2008 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Abbott's ordinary business operations.

The Proposal requests that Abbott amend its human rights policy to address the right to access to medicines and report on its plan for implementation of such a policy, but the Proponents' expectation as to how Abbott should implement an access to medicines policy is unclear. The "whereas" clauses of the Proposal emphasize the importance of the private business sector supporting and promoting human rights, commenting that pharmaceutical companies have "responsibilities regarding the realization of the right to health." However, Abbott is unable to determine whether the Proponents are seeking implementation of such a human rights policy by having Abbott lobby governments throughout the world to address access to medicine from a global policy perspective, through Abbott research, development, product pricing and marketing decisions or through a combination of both efforts. Regardless of how the Proposal is interpreted, any implementation of such a policy would necessarily involve an ordinary business operation, making the Proposal excludable pursuant to Rule 14a-8(i)(7).

A. *To the extent the Proposal involves Abbott in the political or legislative process through its lobbying efforts, it relates to an ordinary business operation.*

To the extent the Proposal requests Abbott to address the right to access to medicines from a global policy perspective, the Proposal in question seeks to compel Abbott to actively endorse governmental programs granting a right to access to medicines. The "whereas" clauses and the "resolved" clause in the Proposal, taken together, suggest that the Proponents are requesting that Abbott lobby for and participate in public policy debates with respect to legislative and regulatory initiatives. The "whereas" clauses to the Proposal cite to the *UN Committee on Economic, Social and Cultural Rights' General Comment No. 14* ("General Comment No. 14") and the *UN Special Rapporteur Report* (September 2006). General Comment No. 14 focuses on States' obligations in granting and implementing a right to health and provides that such an effort "requires States to adopt appropriate legislative, administrative, budgetary, judicial, promotional and other measures" and "to give sufficient recognition to the right to health in the national political and legal systems, preferably by way of legislative implementation." *General Comment No. 14* further provides that "the private business sector has responsibilities regarding the realization of the right to health," implicitly requesting that the private sector participate in lobbying activity. The *UN Special Rapporteur Report* includes a section on the responsibilities of pharmaceutical companies which addresses a concern regarding current lobbying activity, noting that "States and others have criticized the pharmaceutical sector" for its current lobbying efforts. In addition to the two reports cited in the "whereas" clauses, the CBIS representative, who is acting as lead filer and primary sponsor for the Proponents, has stated in her second letter dated November 13, 2007 to Abbott that the requested resolution is "based on" the *Human Rights Guidelines for Pharmaceutical Companies in relation to Access to Medicines Draft for Consultation* (19 September 2007) ("Guidelines," a copy of which is attached as Exhibit B). These *Guidelines* devote an entire section to "public policy influence, advocacy and lobbying" and request that pharmaceutical companies make a public commitment not to lobby for certain issues. Together, the reports cited in the "whereas" clauses and additional reports presented by the Proponents clarify that the focus of the Proposal is to influence Abbott's lobbying efforts.

It is well established that shareholder proposals addressing issues involving the availability of health care may be excluded from issuer proxy statements pursuant to Rule 14a-8(i)(7) when such proposals are directed at involving the company in the political or legislative

process on issues that relate to an aspect of a company's operations or business. In *International Business Machines Corp.* (January 21, 2002), a proposal required the company to "join with other corporations to support the establishment of a national health insurance system." The Staff permitted that exclusion because the proposal was "directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." In *Chrysler Corp.* (February 10, 1992) and *Chrysler Corp.* (March 29, 1993), the Staff concurred in the exclusion of a proposal requesting that the company actively support and lobby for universal health coverage and a proposal requesting that the company support three universal health care program concepts because the proposals were "directed at involving the Company in the political or legislative process relating to an aspect of the Company's operations."

The conclusion that involvement in the legislative and political process falls within the ordinary course of business exclusion is not limited to health care reform proposals. For example, in *General Motors Corp.* (April 7, 2006), the Staff permitted exclusion of a proposal requesting that the company petition the U.S. government for improved corporate average fuel economy standards and that the company lead the effort to enroll the assistance of the Administration and Congress and the automotive industry to develop a non-oil based transportation system and to spread this technology to other nations. The Staff found that the proposal was directed at involving General Motors in the political or legislative process relating to an aspect of General Motors' operations.

In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the term "ordinary business" refers to matters that are "rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Further, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they should not be subject to shareholder vote. *Id.* Exchange Act Release No. 34-40018 also states that another policy behind Rule 14a-8(i)(7) is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* An assessment of Abbott's approach to global regulatory or legislative initiatives and public policies that affect Abbott's business is a customary and important responsibility of management and is not a proper subject for shareholder involvement. As part of its normal business operations, Abbott participates in the legislative and regulatory process. This involves an assessment of many complicated and interrelated factors, which include the likelihood of success of the lobbying efforts, the effect of

certain regulations on Abbott, its financial position and shareholder value and the impact on patient rights and access to medicine. Therefore, decisions as to how and whether to lobby on behalf of particular initiatives are made by the Company after taking into account a multitude of factors, many of which are not apparent to shareholders. The Proposal seeks to address Abbott's activities that are more appropriately addressed by management, and not by shareholders, and therefore implicates Abbott's ordinary business operations.

In determining when the focus of a proposal involves the ordinary course of a company's business operations, the Staff considers the proposal as a whole. Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005). For example, a supporting statement alone may cause the Staff to conclude that a proposal relates to an ordinary business matter. In *Pfizer Inc.* (January 31, 2007) and *General Electric Co.* (January 30, 2007), the Staff permitted exclusion of a proposal and supporting statement that requested that the company produce a social responsibility report that included the company's plan to address specific public policy matters such as tax reform, litigation and tort law reform and reform of the Sarbanes-Oxley Act of 2002. While the "resolved" clause simply asked for a description of company activity and plans, the supporting statement provided that "[s]hareholders expect management to take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities." As such, the Staff determined that the proposals related to the ordinary business operations of the companies, as each required an evaluation of the impact of government regulation on the company. *Id. See also General Electric Co.* (January 10, 2005) (exclusion permitted under the ordinary business argument even though the resolution itself involved a policy typically not excludable when the supporting statement requested a change relating to the nature, presentation and content of the company's films by minimizing the depiction of smoking).

As described above, the reports cited in the "whereas" clauses of the Proposal and in the supplementary materials that the Proponents have provided to Abbott indicate that the Proponents are requesting that Abbott implement an access to medicine policy by lobbying for some legislative and regulatory measures and not lobbying for others. The Proponents cannot circumvent the exclusion of an ordinary course of business proposal by citing documents that promote lobbying activity directed at legislative and regulatory initiatives to improve access to medicines, rather than addressing the principle in the resolution itself. As was the case in *Pfizer*

Inc. (January 31, 2007) and *General Electric Co.* (January 30, 2007), the "resolved" clause in the Proposal does not specifically reference lobbying activities. However, the concept of lobbying on behalf of access to medicines permeates the Proposal and the materials referenced therein, as well as the documentation provided by the Proponents. The focus of the Proposal, when viewed from a global policy perspective, is to influence and implement an Abbott lobbying program to induce government leaders worldwide to take action to establish a right of access to medicines while avoiding other issues. Because these matters implicate Abbott's ordinary business operations, the Proposal is excludable under Rule 14a-8(i)(7).

In the Proposal, the Proponents request that the Board report to shareholders on the plan for implementation of a right to access to medicines policy. Although the Proposal is phrased as a request to Abbott to report on how it is implementing such a policy, the Staff "will consider whether the subject matter of the special report involves a matter of ordinary business." Exchange Act Release No. 34-20091 (August 16, 1983). The Staff has frequently concurred in the exclusion of proposals that request a report evaluating the impact of health care reform by a company's board of directors. *See Brunswick Corp.* (February 10, 1992); *Dole Food Company* (February 10, 1992); *GTE Corp.* (February 10, 1992); *Minnesota Mining and Manufacturing Co.* (February 10, 1992); *PepsiCo Inc.* (March 7, 1991). In each of these letters, the Staff agreed that the proposal was directed at involving the company in the political or legislative process relating to an aspect of the company's operations. While these letters address the impact of health care coverage, a report on access to medicines is comparable in principle. The Staff has also excluded proposals requesting reports involving other topics relating to legislative or regulatory proceedings as an ordinary business matter. *See Johnson & Johnson* (January 24, 2006)(permitting exclusion of a proposal relating to a report on the impact of a flat tax on the company); *General Electric Co.* (January 17, 2006)(same); *Niagara Mohawk Holdings, Inc.* (March 5, 2001)(permitting exclusion of a proposal relating to a report on pension-related issues being considered in federal regulatory and legislative proceedings); *International Business Machines Corp.* (March 2, 2000)(permitting exclusion of a proposal relating to a report on federal regulatory issues and legislative proposals regarding cash balance plan conversions). More recently, the Staff determined that a proposal requesting that the company prepare a report describing the company's plan to address specific issues under review by federal regulators and legislative proposals is directed at involving the company in the political or legislative process and is thus excludable. *See Pfizer Inc.* (January 31, 2007); *General Electric Co.* (January 30, 2007). Like *Pfizer Inc.* and *General Electric Co.*, to the extent the Proposal is interpreted as an initiative to impact global policies, the Proponents are seeking to influence

Abbott's political and lobbying activities by requesting a report on international legislative reforms and political policies affecting access to medicines.

We recognize that not all proposals addressing reports on political activities relate to ordinary business matters. For example, in *Pfizer Inc.* (February 9, 2006), the Staff did not permit exclusion of a proposal requesting a report on the company's policies for political contributions. The critical difference between the requested report in this *Pfizer Inc.* proposal and in the Proposal received by Abbott is that a report establishing how funds are spent after the fact does not infringe on management's ability to decide where to spend the funds. The report requested in the Proposal, on the other hand, requests a report on implementation of an access to medicines policy. To the extent that the Proposal is designed to influence Abbott's legislative and political policy in the area of access to medicines, it is an attempt to move a management function to shareholders and should thus be excluded as relating to ordinary business matters under Rule 14a-8(i)(7).

B. *To the extent the Proposal relates to increasing access to medicines through ordinary business decisions of the Company (i.e., the development, pricing and marketing of product), it relates to an ordinary business operation.*

To the extent the Proposal requests that Abbott directly take action, as opposed to lobbying for governmental action, to provide access to medicines, the Proposal is in effect addressing the development, pricing and marketing of Abbott products that are sold in specific regions or to particular classes of purchasers. The development, pricing and marketing of Abbott products are among the most basic aspects of Abbott's ordinary business operations. As noted above, one of the policies behind Rule 14a-8(i)(7) is that certain tasks are "fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to "direct shareholder oversight." Exchange Act Release No. 34-40018 (May 21, 1998). Product development and the determination of a price for a particular product are typically determined by Abbott's management after a review of a number of factors, such as product demand, benefits of the product, development costs, competition, the availability of product alternatives and production costs.

Proposals relating to product pricing, marketing and other similar strategic decisions have generally been excluded as ordinary business operations. For example, in *Johnson & Johnson* (January 12, 2004), the Staff permitted exclusion of a proposal requesting that the

board review pricing and marketing policies and prepare a report on how the company planned to respond to public pressure related to the affordability of prescription drugs. *See also The Western Union Co.* (March 7, 2007) (exclusion permitted regarding a proposal requesting a report to include a review of the effect of the company's remittance practices and a comparison of the company's fees, exchange rates and pricing structures with other companies in the industry because it relates to "the prices charged by the company"); *NiSource Inc.* (February 2, 2007) (exclusion permitted regarding a proposal to make a program in which customers pay a surcharge to subsidize low income and hardship customers voluntary because it relates to "the prices charged by the company"); *American Telephone and Telegraph Co.* (December 31, 1991) (exclusion permitted for a proposal relating to AT&T's method of timing and billing for residential toll calls because it relates to "the prices charged by the company").

The Proposal requests that Abbott adopt a human rights policy addressing the right to access to medicine and issue a report on how it will implement this policy. "Pricing, discounting and donations" is one of the sections of the *Guidelines.* If the Proposal is intended to prompt Abbott into taking direct steps to assure access to medicine, the Proposal is, in effect, seeking shareholder action to decrease the pricing of select Abbott products in markets serving people who have difficulty affording medicine. The determination of product prices and marketing strategies are ordinary business decisions for any pharmaceutical company. Thus, the Proposal should be excluded, as it has a direct relation to the pricing and marketing of certain Abbott products.

Further, the Proposal could be construed as contemplating that Abbott support access to medicines by making contributions to certain organizations and governments. Decisions as to where, how and with whom to make charitable contributions fall within the ordinary business exceptions of Rule 14a-8(i)(7). *See Walgreen Co.* (October 20, 2006) (exclusion permitted for a proposal requiring the company to refrain from providing financial support to activities that promote or support homosexuality because it relates to "contributions to specific types of organizations"); *BellSouth Corp.* (exclusion permitted for a proposal prohibiting the company from making a contribution to any legal fund used in defending any politician because it relates to "contributions to specific types of organizations"). The Proposal should be excluded under Rule 14a-8(i)(7) because it is an attempt to influence Abbott to make contributions to organizations which support and promote access to medicines.

In Staff Legal Bulletin No. 14C, part D.2, the Staff explained that it does not concur in excluding proposals on ordinary business grounds "to the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health." The Proposal does not identify Abbott operations as a source of the problem inherent in the right to access to medicines and therefore is not requesting a minimization or elimination of Abbott operations that may negatively affect public health. In this way the Proposal is distinguishable from a proposal such as the one discussed in *The Dow Chemical Co.* (February 23, 2005), where the Staff did not permit exclusion of a proposal requesting a report on certain toxic chemicals in the company's products under the argument that it relates to ordinary business operations.

We recognize that there have been circumstances in which the Staff has not permitted the exclusion of proposals addressing pharmaceutical pricing. For example, in *Eli Lilly and Co.* (February 25, 1993), the Staff did not permit exclusion of a proposal requesting the board to seek input on pricing policy from consumer groups and adopt a policy of price restraint because the general pricing policy for all the pharmaceutical company's products relates to the company's fundamental business strategy that is outside ordinary business. In *Warner Lambert Co.* (February 21, 2000), the Staff also did not permit exclusion of a proposal requesting the board to implement a policy of price restraint on all the pharmaceutical company's products for individual customers and institutional purchasers because the policy relates to the company's fundamental business strategy that is outside ordinary business. However, unlike *Eli Lilly and Co.* and *Warner Lambert Co.*, the Proposal which Abbott has received does not aim to implement an overall pricing strategy, but rather seeks to change the prices of Abbott products for groups of people who do not have sufficient access to medicine, which would not necessarily involve all of Abbott's products or markets. The Proposal does not address the fundamental business strategy governing the pricing of all of Abbott's products. Therefore, the Proposal is excludable under Rule 14a-8(i)(7) as involving ordinary business operations.

II. The Proposal may be excluded under Rule 14a-8(i)(3) because it is vague, indefinite and misleading.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or statement is contrary to any of the Commission's proxy rules or regulations. Rule 14a-9 prohibits proposals that are so vague and indefinite as to be materially misleading. A proposal is excludable as vague and indefinite under Rule 14a-8(i)(3) when "neither the stockholders in

voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). For example, in *Alcoa Inc.* (December 24, 2002), the Staff permitted exclusion of a proposal relating to the company committing itself to the "full implementation of [International Labor Organization] human rights standards" and a program to monitor compliance with "these standards" without identifying or fairly summarizing those standards.

The Proponents request that Abbott amend its human rights policy to address the right to access to medicines and report on its plan for implementation without providing any guidance to stockholders as to what advances it asks Abbott to take. Although the materials cited in the "whereas" clauses and furnished to Abbott with the Proposal are quite detailed, the Proposal makes no attempt to summarize these materials. The Proposal provides even less guidance than the proposal in *Alcoa Inc.*, for it fails to specify how Abbott should implement an access to medicines policy. It is unclear from the Proposal itself whether the request at the heart of the Proposal is that Abbott address the right to medicines from a global policy perspective through lobbying efforts, that Abbott increase differential pricing programs on certain products and donate more product to human rights organizations, or that other actions are contemplated. Thus, the Proposal should be excluded as vague and misleading under Rule 14a-8(i)(3).

III. To the extent the Proposal would seek to have Abbott bring about a universal "right to access to medicines," the Proposal may be excluded under Rule 14a-8(i)(6) because Abbott lacks the power to implement such principles.

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded "if the company would lack the power or authority to implement the proposal." When examining whether it is beyond a company's power to implement a shareholder proposal requesting that the company adopt a particular policy for purposes of Rule 14a-8(i)(6), the Staff does not look at whether the company has the power to adopt or amend a proposed policy such as the company's human rights policy, but instead looks at the company's ability to implement the actions that are the subject of the proposed policy (in this case, providing a right to access to medicines). *See, for example, Catellus Development Corp.* (March 3, 2005) (permitting exclusion of a proposal that the company adopt a policy relating to a particular piece of property because the company no longer owned the property that was the subject of the proposed policy and could not control the property's transfer, use or development); *Ford Motor Co.* (February 27, 2005) (permitting

exclusion of a proposal that the company adopt a policy that an independent director serve as chairman of the board because the company could not ensure that the subject of the proposed policy would be satisfied (i.e., that the chairman retain his or her independence at all times) and no mechanism was provided to cure a failure); *General Electric Co.* (January 14, 2005) (same).

The Proponents urge Abbott to amend its human rights policy to address the right to access to medicines and report on its implementation of such a policy. To the extent the Proposal requests that Abbott implement a policy providing a right to access to medicines throughout the world, Abbott does not have the power to implement such a policy. Abbott is a business corporation that operates to achieve certain goals in the best interests of the shareholders. Providing access to medicines is not something that can be implemented by a single company, for such an effort requires collective action. Abbott does not have the power to adopt legislation or regulations, nor the authority to execute a worldwide policy to provide a right of access to medicines. Thus, the Proposal should be excluded under Rule 14a-8(i)(6).

IV. To the extent the Proposal relates to increasing access to medicines through business decisions of the Company (i.e., the development, pricing and marketing of product), the Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.

To the extent the Proposal relates to increasing access to medicines through internal business decisions of the Company (i.e., the development, pricing and marketing of product), the Proposal has been substantially implemented. Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal if the company has "substantially implemented" the action requested. According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976). Shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal or has implemented the essential objective of the proposal. *See, for example, Telular Corp.* (December 5, 2003); *Cisco Systems, Inc.* (August 11, 2003); *The Talbots, Inc.* (April 5, 2002).

Abbott already recognizes the need for affordable access to medicines and already reports on the implementation of its many initiatives on its website, www.abbott.com/citizenship, and in its annual global citizenship reports, both of which are available to shareholders. As explained on the Company's website, Abbott acts to improve access to health care in areas where its expertise, knowledge and resources will have the greatest positive impact and results for its patients and the Company over the long term. Abbott's efforts range from research and development of medicines and technologies to philanthropic investments, and include, among many other efforts, the following in 2006 and 2007:

- In 2006, the Company and the Abbott Fund, a philanthropic foundation, invested nearly $300 million in grants and products which assisted millions of disadvantaged patients around the world.

- In 2006, the Company donated free medicines, nutritional products and glucose tests through its U.S. patient assistance programs valued at more than $172 million and which assisted 141,000 low-income Americans without medical insurance.

- Abbott helped create and participates in a partnership with pharmaceutical companies, medical associations and patient advocacy organizations called Partnership for Prescription Assistance, which has matched more than 3.2 million Americans with patient assistance programs.

- As a result of a public-private partnership between the Abbott Fund and the Government of Tanzania, to date nearly one in three patients on the government's national AIDS treatment program receives health care services from a hospital or clinic benefiting from Abbott Fund's support.

- By the end of 2006, the Abbott Fund's programs to improve treatment and other social services for children impacted by HIV in developing countries served well over 600,000 children and family members.

- The Company participates in a public-private partnership with the President's Emergency Plan for AIDS Relief (PEPFAR), non-governmental organizations, United Nations agencies and pharmaceutical companies to expand and accelerate access to pediatric medicines to the developing world.

- In Afghanistan, Cambodia and Vietnam, Abbott and the Abbott Fund are working with non-governmental partners to improve maternal and infant nutrition and access to free health services than has already benefited thousands of women and children.

- In 2007, the Company and Abbott Fund provided over $1 million in grants, medicines and technical assistance to double the capacity of HealthReach, the second largest clinic in the state of Illinois which provides free medical care to low-income uninsured and underinsured patients.

- In partnership with the Magic Johnson Foundation, the Company is working to reduce new HIV infections among African Americans. The Company is also supporting public health education to reduce diabetes and heart disease among minority populations in the U.S.

- The Company participates in public policy forums, briefings for policymakers and partnerships to advocate for expanded and affordable health care for patients in the U.S. and around the world.

CBIS notes in its cover letter to the Proposal that "Abbott has made some remarkable contributions in the struggle to address the HIV/AIDS pandemic in Africa and throughout the world" and further notes Abbott's efforts on creating a low-dose Kaletra to help children with HIV/AIDS, reducing the price of Kaletra in low- and middle-income countries and providing $12 million to Kenya, Malawi and Tanzania to "improve the treatment and care services for children living with HIV/AIDS and to reduce mother-to-child HIV transmission." All of these examples establish that Abbott already has policies, practices and procedures in place relating to access to medicines and successfully implemented many programs having a positive effect worldwide.

CBIS further notes that Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." This statement on Abbott's website, and the web page on which it is found, is

only part of the comprehensive policy statement of Abbott's commitment to human rights and access to medicines. As discussed in this section, there are many descriptions of Abbott's philosophy and commitment to access to medicines. While the words "access to medicines" may not appear in the section of the website that the Proponents reference, it is evident based on the facts discussed above and the related disclosures on Abbott's website that the Proposal has been substantially implemented.

We recognize that a request for a plan for implementation of a human rights policy requires more than just the mere adoption of a policy. *See Cisco Systems, Inc.* (August 31, 2005) (Staff concluded a proposal requesting a report describing development and implementation of a human rights policy and the plan for implementation with partners and resellers may not be excluded as substantially implemented when the company argued that it had adopted a human rights policy, an employee policy and a supplier code of conduct). The examples above establish that Abbott has done more than put words on paper; the Company has developed programs, participated in political debate and made significant contributions. Therefore, the Proposal has been substantially implemented and should be excluded pursuant to Rule 14a-8(i)(10).

V. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2008 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2008 proxy materials, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by

facsimile to that number. The primary sponsor of the Proposal may be reached by contacting Julie B. Tanner by phone at 212.503.1947 and by email at tannerj@cbisonline.com. The additional Proponents' representatives may be reached at the contact information provided on Exhibit C.

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: All representatives of the Proponents listed in Exhibit C.

Exhibit A

Proposal

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable

standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

Exhibit B

Correspondence

DKK
CC: TCF
CUB
JBT
JAB
MDB
RR



CBIS

Christian Brothers Investment Services, Inc.

November 13, 2007

Miles D. White
Chairman of the Board and Chief Executive Officer
c/o Abbott Corporate Secretary
Abbott Laboratories, Dept 364, Bldg. AP6D
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Mr. White:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2008 Annual Meeting of the stockholders of Abbott Laboratories.

The proposal asks Abbott to amend its human rights policy so that it is comprehensive, transparent, and verifiable and that it addresses the right of access to medicines. The policy could be based on the Human Rights Guidelines in relation to Access to Medicines created by the UN Special Rapporteur Paul Hunt.

Please see the enclosed letter and Human Rights Guidelines for Pharmaceutical Companies in relation to Access to Medicines that further explain our interest and desire to dialogue with Abbott about this initiative.

Also enclosed is certification from our custodian, BNY Mellon Bank, of our holdings in the Company of 165,010 shares and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2008 meeting.

It is our understanding that this resolution may also be filed by others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. The undersigned representative of CBIS has been designated the lead filer and primary contact on this matter. We reserve the right to be notified separately in all communication the company has with proponents on this matter.

Please call me at 212-503-1947 or by email at tannerj@cbisonline.com at your earliest convenience so that we can engage on this issue.

Sincerely yours,

Julie B. Tanner
Corporate Advocacy Coordinator

cc: Laura Schumacher, Executive Vice President, General Counsel and Secretary

New York
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
4111 - 1111
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070


RECEIVED
NOV 1 4 2007
LAURA J. SCHUMACHER

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies … would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.



BNY MELLON
ASSET SERVICING

Mellon Bank, N.A.

Monday, October 29, 2007

Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-3500

To Whom It May Concern:

As of the date of this letter, Mellon Bank, N.A., is custodian and holder of record of 165,010 shares of Abbott Laboratories for Christian Brothers Investments Services, Inc. Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Ruled 13d-3 of the Securities Exchange Act of 1934, of at least $2,000 of market value of Abbott Laboratories and has held this position for at least twelve (12) months prior to the date of this letter.

Sincerely,

Michael J. Ewedosh
Vice President
Mellon Bank, N.A.

One Mellon Center, AIM 151-1447, 500 Grant Street, Pittsburgh, PA 15258-0001
Tel 412 234 6801 Fax 412 234 6308 ewedosh.mj@mellon.com



CBIS

Christian Brothers Investment Services, Inc.

New York
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
4111 - 1111
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

November 13, 2007

Miles D. White
Chairman of the Board and Chief Executive Officer
c/o Abbott Corporate Secretary
Abbott Laboratories, Dept 364, Bldg. AP6D
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Mr. White:

I am writing to you on behalf of Christian Brothers Investment Services and also on behalf of several members of ICCR, including Mount St. Scholastica, Dominican Sisters of Hope, Mercy Investment Program, Sisters of Mercy, Regional Community of Detroit Charitable Trust, Congregation of Sisters of St. Agnes, Missionary oblates, Dominican Sisters of Springfield, IL, Sisters of St. Francis of Philadelphia, and Catholic Health East, who together have approximately 200,000 shares in Abbott Laboratories. For over five years we have been requesting Abbott to commit to new policies to address the HIV/AIDS pandemic in the developing world, particularly in Africa. We continue to seek dialogue with the company regarding the widening scope of this pandemic and the critical need to bring it under control. As a pharmaceutical company we believe that Abbott's core research competencies are vital to this effort.

Despite our numerous attempts at outreach, the company has not responded to our request to engage. We are therefore filing a resolution although we would prefer to discuss these complex issues in a substantive, good faith dialogue.

The resolution that we are filing asks the company to amend its human rights policy so that it addresses the right of access to medicines. This request is based on the *Human Rights Guidelines for Pharmaceutical Companies in relation to Access to Medicines*[*] developed by The United Nations Special Rapporteur on the right of everyone to the enjoyment of the highest attainable standard of physical and mental health (attached).

Other pharmaceutical companies are also receiving this proposal as we believe that there is a need for human rights guidelines in relation to access to medicine industry-wide.

While Abbott's website makes reference to the Universal Declaration of Human Rights and related language, Abbott's policy does not address the principle of access to medicine that is at the core of our proposal. We would encourage Abbott to amend its policy so that it includes a reference to health and access to medicine. Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services."

While Abbott's human rights language recognizes the role that Abbott can play in promoting human rights within its spheres of influence, the policy currently deals with human rights between management and employees. It touches on diversity, work safety,

[*] Medicines include active pharmaceutical ingredients, diagnostic tools, vaccines, biopharmaceuticals and other healthcare technologies.

harassment, and privacy. Any human rights guidelines that Abbott creates on access to medicines could be a subset of the policy already developed.

As you are aware, the Human Rights Guidelines call upon companies to integrate into human rights policies the right to the highest attainable standard of health into the company's mission statement, strategies, policies, programs, projects and activities of the company. The Guidelines also concentrate on disadvantaged individuals and communities, women, children and those living in poverty and recommend access to information, transparency and as much participation as possible.

The guidelines are broken into several sections, including segments on Management, Public Policy Influence, Research and Development, Patents and Licensing, Monitoring and Accountability, and Pricing, Discounting and Donations:

Management - Human rights, including the right to the highest attainable standard of health, require effective, transparent and accessible monitoring and accountability mechanisms

Public policy influence, advocacy and lobbying - Transparency is the foundation upon which several other human rights considerations depend. This principle is reflected in the requirement that as much health-related information as possible should be made accessible.

Research and development for neglected diseases - The right to the highest attainable standard of health not only requires that existing medicines are accessible without discrimination, but also that much-needed new medicines are developed and thereby become available to those who need them.

Patents and licensing - The right to the highest attainable standard of health requires that medicines are available and accessible. Several guidelines aim to ensure that the features of intellectual property rights that protect the right to health of patients, the public and the most disadvantaged are recognised, respected and applied.

Monitoring and accountability - Effective, transparent, accessible and independent monitoring and accountability mechanisms are an integral feature of human rights, including the right to the highest attainable standard of health.

Pricing, discounting and donations - These Guidelines mainly derive from the right to health requirement that medicines should be accessible, including financially accessible or affordable. Access extends to disadvantaged individuals and communities, including those living in poverty.

In our continued request for dialogue, we are interested in learning the following:

1. What are Abbott's views of the Guidelines? Is there discussion at Abbott about adopting similar Human Rights Guidelines regarding Access to Medicines? If so, what is the proposed timeframe?
2. The Special Rapporteur has engaged in many substantive discussions on access to medicines with numerous parties, including pharmaceutical companies. Has Abbott met with the Special Rapporteur? What is the status of the discussions?

3. What does Abbott find to be the most beneficial aspects of the Guidelines? What are Abbott's concerns?
4. Is Abbott willing to dialogue with this shareholder group about the Guidelines?

We recognize that Abbott has made some remarkable contributions in the struggle to address the HIV/AIDS pandemic in Africa and throughout the world. The following developments in 2007 have caught the attention of many of your investors and signify a commitment to an issue that has been of great concern to the religious community, especially to those ICCR members who have missions in Africa and are well aware of the gravity of the HIV/AIDS situation in that part of the world. These accomplishments include creating a new lower-strength Kaletra that will help in the struggle against pediatric HIV/AIDS; reducing the price of Kaletra in low and middle income countries to $1000; and providing $12 million to Kenya, Malawi and Tanzania to improve treatment and care services for children living with HIV/AIDS and to reduce mother-to-child HIV transmission.

We would like again to extend an offer to engage with the renewed hope that we can partner in dialogue with Abbott Labs. I can be reached at 212-503-1947, or by email at tannerj@cbisonline.com. As shareholders who are engaged in addressing the HIV/AIDS pandemic we hope that our experience and concerns can offer the company insights that may be instructive for future programs and policies for the company.

Sincerely,

Ju Tanner

Julie Tanner
Corporate Advocacy Coordinator

Cc: Reeta Roy, Divisional Vice President, Corporate Citizenship and Policy

ATTACHMENT

Draft for Consultation

Comments by 31 December 2007 to rkhosl@essex.ac.uk

Human Rights Guidelines for Pharmaceutical Companies in relation to Access to Medicines[*]

Prepared by the United Nations Special Rapporteur on the right of everyone to the enjoyment of the highest attainable standard of physical and mental health

Introductory Note

A. Almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterised by profound global inequity. 15% of the world's population consumes over 90% of the world's harmaceuticals.

B. The Millennium Development Goals, such as reducing child mortality, improving maternal health, and combating HIV/AIDS, malaria and other diseases, depend upon improving access to medicines. One of the Millennium Development Goal targets is to provide, in cooperation with pharmaceutical companies, access to affordable essential drugs in developing countries.

C. The Constitution of the World Health Organisation (WHO) affirms that the highest attainable standard of health is a fundamental right of every human being. The Universal Declaration of Human Rights lays the foundations for the international framework for the right to the highest attainable standard of health. This human right is now codified in numerous national constitutions, as well as legally binding international human rights treaties, such as the International Covenant on Economic, Social and Cultural Rights and the Convention on the Rights of the Child.

D. Medical care and access to medicines are vital features of the right to the highest attainable standard of health.

E. States have primary responsibility for enhancing access to medicines. While on country mission, the Special Rapportour routinely questions Governments about their national medicines policies, research and development for neglected diseases, anti-counterfeiting measures, and so on. Most of his report to the United Nations General Assembly, on the human right to medicines, is devoted to the responsibilities of States.[1] However, since his appointment in 2002, many States have emphasised the profound impact - positive and negative - of pharmaceutical companies on the ability of governments to realise the right to the highest attainable standard of health for individuals within their jurisdictions.

---

[*] Medicines include active pharmaceutical ingredients, diagnostic tools, vaccines, biopharmaceuticals and other healthcare technologies.

[1] 13 September 2006, A/61/338.

F. Under his mandate, the Special Rapporteur is requested, inter alia, to develop a regular dialogue and discuss possible areas of cooperation with all relevant actors; to report on good practices most beneficial to the enjoyment of the right to the highest attainable standard of health, as well obstacles encountered domestically and internationally; and to support States' efforts by making recommendations.

G. Accordingly, the Special Rapporteur has engaged in many substantive discussions on access to medicines with numerous parties, including pharmaceutical companies. These discussions have been informed by the work of States, pharmaceutical companies, United Nations Global Compact, Office of the High Commissioner for Human Rights, WHO, Special Representative of the Secretary-General on the issue of human rights and transnational corporations and other business enterprises, Business Leaders Initiative on Human Rights, civil society organisations and others. These discussions – and this work - have shaped these draft Guidelines. The Special Rapporteur is especially grateful to Realizing Rights: Ethical Globalization Initiative and the Access to Medicine Foundation.

H. In 2000, the United Nations Committee on Economic, Social and Cultural Rights confirmed that the private business sector has responsibilities regarding the realisation of the right to the highest attainable standard of health.[2] While this general statement of principle is important, it provides no practical guidance to pharmaceutical companies and others. The present draft draws upon the growing jurisprudence on the right to the highest attainable standard of health and sets out human rights Guidelines for pharmaceutical companies in relation to access to medicines. In this way, the Guidelines aim to help pharmaceutical companies enhance their contribution to these vital human rights issues. Additionally, the Guidelines will assist those who wish to monitor the human rights performance of the pharmaceutical sector in relation to access to medicines.

I. The right to the highest attainable standard of health is complex and extensive. In recent years, it has been analysed by courts, the United Nations Committee on Economic, Social and Cultural Rights as well as other international human rights treaty-bodies, WHO, civil society organisations, academics and others, with a view to making it easier for States, and others, to apply in practice. The key elements of this right-to-health analysis may be briefly summarised as follows:[3]

   i. Identification of the relevant national and international human rights laws, norms and standards.
   ii. Recognition that the right to health is subject to resource constraints and progressive realisation, requiring the identification of indicators and benchmarks to measure progress (or the lack of it) over time.
   iii. Nonetheless, recognition that some obligations arising from the right to health are subject to neither resource constraints nor progressive realisation, but are of immediate effect e.g. the obligation to avoid de jure and de facto discrimination.
   iv. Recognition that the right to health includes freedoms (e.g. freedom from non-consensual treatment and non-consensual participation in clinical trials) and entitlements (e.g. to a system of health care and protection). For the most part, freedoms do not have budgetary implications, while entitlements do.

---

[2] General Comment No.14, paragraph 42.

[3] The various reports of the Special Rapporteur on the right to the highest attainable standard of health set out, and apply, this right-to-health analysis in considerable detail e.g. in relation to mental disability E/CN.4/2005/51, 11 February 2005.

v. All health services, goods and facilities shall be available, accessible, acceptable, of good quality and safe. Accessible has a number of dimensions, such as affordable (i.e. financially accessible) and transparent (i.e. accessible health-related information).

vi. States have duties to respect, protect and fulfil the right to the highest attainable standard of health.

vii. Because of their crucial importance, the analytical framework demands that special attention is given to issues of non-discrimination, equality and vulnerability.

viii. The right to health requires that there is an opportunity for the active and informed participation of individuals and communities in decision-making that bears upon their health.

ix. Developing countries have a responsibility to seek international assistance and cooperation, while developed States have some responsibilities towards the realisation of the right to health in developing countries.

x. The right to health requires that there are effective, transparent and accessible monitoring and accountability mechanisms available at the national and international levels.

J. While this analysis has been developed keeping in mind the responsibilities of States, many of its elements are also instructive in relation to the responsibilities of non-State actors, including pharmaceutical companies. For example, the element requiring that health services shall be accessible bears upon the policies of both States and non-State actors, as does the requirement that there should be effective monitoring and accountability mechanisms. The following draft Guidelines are grouped into overlapping categories; at the beginning of each group, there is a brief italicised commentary signalling some of the elements of the right-to-health analysis that are especially relevant to that category.

K. Importantly, the present Guidelines remain a draft. Comments on this draft are invited and should be sent as soon as possible - and before 31 December 2007 – to Rajat Khosla at rkhosl@essex.ac.uk.

General

Formal recognition of human rights, and the right to the highest attainable standard of health, resonates with I.i (see above) and provides an important foundation upon which the company's activities can be constructed (Guideline 1). Formal recognition, however, is not enough: operationalisation is the challenge (Guideline 2). Many of the following Guidelines suggest ways in which human rights considerations can be operationalised or integrated into the company's activities. Despite its limitations, the Global Compact remains the leading United Nations human rights initiative for the private sector and companies should participate in it (Guideline 3). The right to the highest attainable standard of health has a particular pre-occupation with disadvantaged individuals and communities, women, children and those living in poverty (Guideline 6(i)-(iv)). It also demands access to information, transparency and as much participation as possible (Guideline 6(v)-(vi)).

1. The company's corporate mission statement should expressly recognise the importance of human rights generally, and the right to the highest attainable standard of health in particular, in relation to the strategies, policies, programmes, projects and activities of the company.

2. The company should integrate human rights, including the right to the highest attainable standard of health, into the strategies, policies, programmes, projects and activities of the company.

3. The company should join the United Nations Global Compact.

4. The company should always comply with the national law of the State where it operates, as well as any relevant legislation of the State where it is domiciled.

5. The company should refrain from any conduct that will or may encourage a State to act in a way that is inconsistent with its obligations arising from national and international human rights law, including the right to the highest attainable standard of health.

6. Whenever formulating and implementing its strategies, policies, programmes, projects and activities that bear upon access to medicines, the company should:

   (i) give particular attention to disadvantaged individuals and communities, such as those living in poverty;

   (ii) give particular attention to gender-related issues;

   (iii) give particular attention to the needs of children;

   (iv) give particular attention to the very poorest in all markets;

   (v) be transparent;

   (vi) encourage and facilitate the participation of all stakeholders, including disadvantaged individuals and communities.

Management

Human rights, including the right to the highest attainable standard of health, require effective, transparent and accessible monitoring and accountability mechanisms, otherwise they can become little more than window-dressing (see I.x above). The mechanisms come in various forms. Usually, a mix of mechanisms will be required. While some mechanisms are internal, others are external and independent. Both types of mechanisms are needed. Guidelines 7-11 address the issue of internal corporate monitoring and accountability. They should be read with Guideline 47-48 which addresses the issue of an external, independent monitoring and accountability mechanism. Guideline 10 reflects the importance that human rights attach to participation.

7. The company should have a governance system that includes direct board-level responsibility and accountability for its access to medicines strategy.

8. The company should have a public global policy on access to medicines that sets out general and specific objectives, time frames, who is responsible for what, and reporting procedures.

9. The company should have clear management systems, including quantitative targets, to implement and monitor its access to medicines strategy.

10. The company should have mechanisms that encourage and facilitate stakeholder engagement and participation in the formulation, implementation and management of its medicines strategy.

11. The company should produce a comprehensive, public, annual report, including qualitative and quantitative information, enabling an assessment of the company's strategies, policies, programmes, projects and other activities that bear upon access to medicines.

Public policy influence, advocacy and lobbying

Transparency is a cardinal human rights principle upon which several other human rights considerations depend, such as participation, monitoring and accountability. In the right-to-health analysis, this principle is reflected in the requirement that as much health-related information as possible should be made accessible (see I.v above). The Guidelines in this category reflect these right-to-health issues in the context of pharmaceutical company advocacy and lobbying.

12. The company and its subsidiaries should disclose all current advocacy and lobbying positions, and related activities, at the regional, national and international levels, that impact or may impact on access to medicines.

13. The company should annually disclose its financial and other support to key opinion leaders, patient associations, political parties and candidates, trade associations, academic departments, research centres and others, through which it seeks to influence public policy and national, regional, and international law and practice. The disclosure should extend to amounts, beneficiaries and channels by which the support is provided.

14. The company board should give prior approval to all lobbying positions (guideline 12) and financial support (guideline 13). The board should also receive reports on such lobbying positions and financial support. The requirement of prior approval by, and reporting to, the board is subject to the nature and scale of the activity. Where the relationship between the activity and access to medicines is significant, or likely to be significant, there should be prior approval by, and reporting to, the board.

Research and development for neglected diseases

The record confirms that research and development has not addressed the priority health needs of low-income and middle-income countries. More specifically, health research and development has given insufficient attention to neglected diseases that mainly afflict the poorest people in the poorest countries, although there is evidence that some pharmaceutical companies are taking active measures to reverse this trend.[4] *The right to the highest attainable standard of health not only requires that existing medicines are accessible without discrimination, but also that much-needed new medicines are developed and thereby become available to those who need them (see I.v above). From the perspective of the right to the highest attainable standard of health, neglected diseases demand special attention because they tend to afflict the most disadvantaged and vulnerable (see I.vii above).*

15. The company should make a public commitment to contribute to research and development for neglected diseases.

---

[4] Moran. M and others, *The New Landscape of Neglected Disease Drug Development*, The Wellcome Trust, 2005.

16. The company should consult widely with WHO, WHO/TDR,[5] Drugs for Neglected Diseases Initiative and other relevant organisations with a view to enhancing its contribution to research and development for neglected diseases.

17. The company should either provide in-house research and development for neglected diseases; or support external research and development for neglected diseases; or both. In any event, it should disclose how much it invests in research and development for neglected diseases.

18. The company's contribution to research and development for neglected diseases should focus on formulations for low-income and middle-income country use and for all key affected patient groups, including especially disadvantaged individuals and communities.

Patents and licensing

The right to the highest attainable standard of health requires that medicines are available and accessible (see I.v above). Intellectual property rights impact upon the availability and accessibility of medicines; they attempt to strike a balance between the interests of various stakeholders, for example by establishing various 'flexibilities' within the TRIPS regime. Guidelines 19-26 aim to ensure that the features of intellectual property rights that protect the right to health of patients, the public and the most disadvantaged are recognised, respected and applied.

19. The company should respect the right of countries to use, to the full, the provisions in the Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPS), which allow flexibility for the purpose of promoting access to medicines, including the provisions relating to compulsory licensing and parallel imports. The company should make a public commitment not to lobby for more demanding protection of intellectual property interests than is required by TRIPS, such as additional limitations on compulsory licensing ('TRIPS-plus' standards). Also, the company should not, in practice, lobby for 'TRIPS-plus' standards.

20. The company should always respect the letter and spirit of the Doha Declaration on the TRIPS Agreement and Public Health that recognises a State's right to protect public health and promote access to medicines for all.

21. The company should support States that wish to implement the WTO Decision on Implementation of paragraph 6 of the Doha Declaration on the TRIPS Agreement and Public Health (30 August 2003), and issue compulsory licenses for exports to developing countries without manufacturing capacity.

22. Given that some least-developed countries are exempt from granting and enforcing patents until 2016, the company should not lobby for such countries to grant or enforce patents.

23. The company should develop arrangements with other manufacturers for licenses and technology transfers to enhance access to medicines for HIV/AIDS, tuberculosis and malaria, as well as an increasing number of other treatments.

[5] UNICEF, UNDP, World Bank, WHO Special Programme for Research and Training in Tropical Diseases.

24. The company should have non-exclusive voluntary license agreements to increase access to medicines in low-income and middle-income countries; the terms of such agreements should be disclosed.

25. In low-income and middle-income countries, the company should consent to National Drug Regulatory Authorities using test data/override test data exclusivity for registration purposes.

26. The company should not extend patent duration, or file patents for new indications for existing medicines, in low-income and middle-income countries.

Quality and technology transfer

Guideline 27 (and Guideline 44) reflects the requirement arising from the right to the highest attainable standard of health that medicines are of good quality and safe (see I.v above). Guideline 28 reflects that those in a position to assist have a responsibility to take reasonable measures towards the realisation of the right to the highest attainable standard of health in developing countries (see I.ix above). This includes north-south and south-south assistance.

27. The company should manufacture medicines of the highest quality.

28. The company should enter into technology transfer agreements with local companies in low-income and middle-income countries.

Pricing, discounting and donations

These Guidelines mainly derive from the right to health requirement that medicines should be accessible, including financially accessible or affordable (see I.v above). Access extends to disadvantaged individuals and communities, including those living in poverty. Guideline 29(ii) reflects that the right to health takes into account resource availability within a country (see I.ii above). Regarding Guidelines 30-33, while unsustainable in the long-term, carefully targeted donations have a role to play in ensuring access, especially to those living in poverty and other disadvantaged individuals and communities in low-income countries (see I.v and vii above).

29. The company should ensure that its pricing and discount schemes:

    (i) conform to guidelines 6(i)-(vi);

    (ii) take into account a country's stage of economic development; prima facie, the price of a medicine in a low-income country should be less than the price of the same or equivalent medicine in a middle-income country, which should be less than the price of the same or equivalent medicine in a high-income country;

    (iii) progressively extend its differential pricing and discount schemes to all medicines; such arrangements must not be limited to the company's flagship products; they should encompass non-communicable diseases, such as heart disease and diabetes.

30. The company should have a board-approved policy that fully conforms to the WHO's Guidelines for Drug Donations.

31. The company should disclose the absolute quantity and value of its drug donations.[6]

32. The company should disclose the amount of any tax benefit arising from its donations.

33. The company should ensure that its discount and donation schemes and their delivery channels are:

    (i) as simple as possible e.g. the schemes should place the minimum administrative burden on the beneficiary health system;

    (ii) as inclusive as possible e.g. the schemes should not be confined to restrictive delivery channels that, in practice, exclude disadvantaged individuals and communities.

Ethical promotion and marketing

As already observed, transparency is a cardinal human rights principle upon which several other human rights considerations depend, including monitoring and accountability (see commentary to Guidelines 12-14). In the right-to-health analysis, this principle is reflected in the requirement that as much health-related information as possible should be made accessible (see I.v above). Guidelines 34-35 reflect these right-to-health issues.

34. The company should take effective measures to ensure that all information bearing upon the safety, and possible side effects, of a medicine are easily accessible to individuals so they can take informed decisions about its possible use.

35. The company should have a board-approved code of conduct and policy that fully conforms to WHO's Ethical Criteria for Medicinal Drug Promotion. In the context of this code and policy, the board should receive regular reports on its promotion and marketing activities.

Clinical trials

The right to the highest attainable standard of health includes certain freedoms, such as freedom from non-consensual participation in clinical trials (see I.iv above). Treatment must also be acceptable to the individuals and communities involved i.e. respectful of medical ethics, such as the requirements of informed consent (see I.v above).

36. A company's clinical trials should observe the highest ethical and human rights standards. This is especially vital in those States with weak regulatory frameworks.

37. The company should conform to the Declaration of Helsinki on Ethical Principles for Medical Research Involving Human Subjects and the WHO Guidelines for Good Clinical Practice.

38. Additionally, when undertaking clinical trials, the company must respect the inherent dignity of the individual and all human rights principles, such as non-discrimination and equality.

---

[6] 'Value' as defined in Guideline 11 of WHO's Guidelines for Drug Donations.

Public Private Partnerships

While Public Private Partnerships make an important contribution to enhancing access to medicines, they are subject to human rights considerations corresponding to those set out in these Guidelines. Where conflicts of interest may arise, disclosure is important, consistent with the human rights requirements of transparency and access to information (see I.v above).

39. When participating in a Public Private Partnership, a company should continue to conform to these Guidelines.

40. If a company joins a Public Private Partnership, it should disclose any interest it has in the Partnership's decisions and activities.

41. So far as these guidelines bear upon the strategies, policies, programmes, projects and activities of Public Private Partnerships, they shall apply equally to such Partnerships.

42. A company that joins a Public Private Partnership should take all reasonable steps to ensure the Partnership fully conforms to these guidelines. If, despite warnings, a Partnership fails to conform to these guidelines, a participating company should withdraw from the Partnership.

Corruption

Corruption is a major obstacle to the enjoyment of the right to the highest attainable standard of health, including access to medicines. Those living in poverty are disproportionately affected by corruption in the health sector because they are less able to pay for private alternatives where corruption has depleted public health services. Features of the right to health, such as participation, transparency, access to information, monitoring and accountability, help to establish an environment in which corruption cannot survive. A right-to-health policy is also an anti-corruption policy.

43. A company should adopt effective anti-corruption policies and measures, and comply with relevant national law implementing the United Nations Convention against Corruption.

44. In collaboration with States, the company should take all reasonable measures to address counterfeiting.

Associations of pharmaceutical companies

A company has a responsibility to ensure that its professional associations are respectful of the human rights considerations set out in these Guidelines, otherwise a company could use an association as a way of avoiding its human rights responsibilities.

45. So far as these Guidelines bear upon the strategies, policies, programmes, projects and activities of associations of pharmaceutical companies, they shall apply equally to all those associations. For example, the Guidelines on lobbying (Guidelines 12 and 19) and financial support (Guideline 13) shall apply equally to all associations of pharmaceutical companies.

46. A company that is a member of an association of pharmaceutical companies should take all reasonable steps to ensure the association fully conforms to these guidelines. If, despite warnings, an association fails to conform to these guidelines, a member company should resign from the association.

Monitoring and accountability

Effective, transparent, accessible and independent monitoring and accountability mechanisms are an integral feature of human rights, including the right to the highest attainable standard of health (see I.x above). See the commentary accompanying Guidelines 7-11. Implementation of Guideline 11 will contribute to Guidelines 47-48.

47. In the context of access to medicines, internal monitoring and accountability mechanisms have a vital role to play, but they should also be supplemented by a mechanism that is independent of the company. There should be an effective, transparent, accessible and independent monitoring and accountability mechanism that:

    (i) assesses the impact of the company's strategies, policies, programmes, projects and activities on access to medicines, especially for disadvantaged individuals and communities;

    (ii) monitors, and holds the company to account in relation to, these Guidelines.

48. Where such a monitoring and accountability mechanism already exists, the company should fully cooperate with it. If it does not yet exist, the company should establish such a mechanism.

Paul Hunt
UN Special Rapporteur on the right to the highest attainable standard of health

19 September 2007

....

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552
CONH@HITCHLAW.COM


human rights

16 November 2007

Ms. Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

By UPS

Re: Shareholder proposal for 2008 annual meeting

Dear Ms. Schumacher:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I write to advise you that the Fund is co-sponsoring a shareholder proposal that is being submitted by the Christian Brothers Investment Services for inclusion in the proxy materials that Abbott Laboratories plans to circulate to shareholders in anticipation of the 2008 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the Company's human rights policies.

The Fund is an S&P 500 fund, located at 275 Seventh Avenue, New York, N.Y. 10001. Created by the Amalgamated Bank in 1992, the Fund has beneficially owned more than $2000 worth of Abbott Laboratories common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2008 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.


AMALGAMATED
BANK.

17 November 2007

Ms. Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

Via courier

Re: Shareholder proposal for 2008 annual meeting

Dear Ms. Schumacher:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 421,917 shares of Abbott Laboratories common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2008 annual meeting.

If you require any additional information, please let me know.

Very truly yours,

Scott Zdrazil
Vice President - Corporate Governance


RECEIVED
NOV 20 2007
LAURA J. SCHUMACHER





CATHOLIC HEALTH EAST

DKK
CC TCF
CVB
JBT
JAB
MDB
RR

SYSTEM OFFICE
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304
www.che.org
(610) 355-2000 (610) 355-2050 fax

November 14, 2007

Miles D. White
Chairman of the Board and Chief Executive Officer
c/o Abbott Corporate Secretary
Abbott Laboratories, Dept. 364, Bld. AP6D
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

RE: Shareholder Proposal for 2008 Annual Meeting

Dear Mr. White:

Catholic Health East is one of the largest Catholic health care systems in the U.S. As a faith-based investor, Catholic Health East looks for social and environmental as well as financial accountability in its investments.

We are concerned about the right of every person to access affordable medicines. Therefore, we are co-filing the enclosed proposal with the primary filer, Christian Brothers Investment Services represented by Julie Tanner.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a - 8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East is the beneficial owner of 19,700 shares of Abbott stock which we have held for at least one year. Verification of our holdings from our custodian Northern Trust Company is enclosed. We will continue to hold the shares at least through the company's annual meeting.

Thank you for your attention and we look forward to dialogue with our company on this matter.

Sincerely,

Sister Kathleen Coll, S.S.J.

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Enclosure

cc: Julie Tanner, Christian Brothers Services
Interfaith Center on Corporate Responsibility



RECEIVED
NOV 15 2007
LAURA J. SCHUMACHER

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



November 13, 2007

Re Abbott Lab

Dear Sirs:

The Northern Trust Company as custodian for Catholic Health East confirms that as of November 9, 2007, Catholic Health East was the beneficial owner of 19,700 shares of Abbott Lab stock, and has continuously held a position in Abbott Lab for the past year.

Sincerely,

Gary Gustovich
Trust Officer

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.


CSA
Congregation of Sisters of St. Agnes
Promoting Justice, Building Community

Human Rights

November 15, 2007

Mr. Miles White
Chief Executive Officer
Abbott Laboratories
100 Abbott Park Rd.
Abbott Park, IL 60064-6400

Dear Mr. White,

I write to you in behalf of the Congregation of Sisters of St. Agnes and ask that the enclosed resolution be in the 2008 proxy booklet in accordance with Rule 14a-8 of the General Rules and Regulations of the Security Act of 1934. Human rights and healthcare have been our passion since we opened our first hospital in 1896.

Enclosed is the verification of our ownership of Abbott stocks which we will hold at least until the annual meeting. Key Bank National Association is the holder of our securities.

Although Julie Tanner is the lead filer, I would appreciate the correspondence sent to her.

Sincerely yours,

S. Stella Storch

Sister Stella Storch, OP
Justice Coordinator


RECEIVED
NOV 19 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 19 2007
M.D. WHITE

Justice, Peace and Ecology
320 County Road K, Fond du Lac, WI 54935
920.907.2315 · Fax 920.921.8177
email: sstorch@csasisters.org · web: www.csasisters.org

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.


Victory
Capital Management

November 1, 2007

Sister Hertha Longo
Congregation of Sisters of St. Agnes
Finance Office
320 County Road K
Fond du Lac, WI 54935

Dear Sister Hertha:

KeyBank National Association is the record holder of securities for the benefit of the Congregation of Sisters of Saint Agnes. As such, we confirm that the Congregation of Sisters of St. Agnes holds 38 shares of Abbott Labs (ABT) as of November 1, 2007. This security has been held since prior to November of 2002.

Please contact me if you require any additional information regarding the holding of the above security.

Sincerely,

Barbara B. McKee
Sr. Client Administrator
Victory Capital Management
Client Management and Consulting Group

Passionist Community

Congregation of the Passion • Holy Cross Province

JESU XPI PASSIO

Human Rights

Provincial Office

5700 N. Harlem Avenue • Chicago, Illinois 60631 • 773-631-6336 (FAX) 773-631-8059

November 13, 2007

Miles D. White
Chairman of the Board and Chief Executive Officer
c/o Abbott Corporate Secretary
Abbott Laboratories, Dept 364, Bldg. AP6D
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Mr. White:

The Congregation of the Passion is co-filing with the Christian Brothers Investment Services (CBIS) the accompanying resolution to amend Abbott Labs human right policy. We are NGO members of the United Nations and we welcomed Mr. Hunt's work in establishing the Human Rights Guidelines for Pharmaceutical Companies in relation to Access to Medicines. We welcomed this especially in light of our African and Caribbean missions where we have ministered to many who lack the access to much needed pharmaceutical medicine.

We are proud to be members of the Abbott family for the innovations in medicine that our company has produced and for the effort it has made to promote medicinal distribution. However we are also ever aware of the critical needs for access and affordability of these medicines.

The Congregation of the Passion of the Holy Cross Province is the beneficial owner of one hundred (100) shares of Abbott Labs, which we intend to hold at least until after the next annual meeting. You will find the verification of ownership accompanying this letter.

I am hereby authorized to notify you of our intention to co-file the attached proposal asking that Abbott Labs amend their human rights policy in accordance with the aforementioned UN guidelines and to report to shareholders on how it will implement these policies. We will co-file this resolution for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

CBIS is the primary filer of this resolution and responses concerning this resolution should be directed to its representative, Ms. Julie Tanner.

We look forward to our continued relationship with Abbott Labs as we address this critical issue together.

Sincerely,

John Gonzalez, CPP
SRI Consultant for the Congregation of the Passion

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

15:10 11/15/07 PG 1

FWR PRC FINANCIAL CONSULTANTS COB [illegible]

SECURITY DETAIL FC:1021

ACCT: 637-04221 CONGREGATION OF THE PASSION HO

DESC: ABBOTT LABS SYM: ABT QRQ: RVW SEC NO: [illegible]

CURR POS: 100 MKT VAL: 5,431.[illegible]

CURR PX: 54.3100 STRATEGY: [illegible]

DATE	TYPE	SOL	QTY	PRICE	NET AMOUNT	COMMENT
06/24/04	BOT	N	100	41.5500	4,155	

TOTAL BUYS 100 TOTAL DEBITS

TOTAL SELLS TOTAL CREDITS

FOR INFORMATION PURPOSES ONLY - ACCOUNT STATEMENT IS OFFICIAL RECORD
THIS INFO MUST NOT BE USED IN PLACE OF THE MERRILL LYNCH TAX REPORTING
STATEMENT FOR TAX INFORMATION.

<END>


DOMINICAN
SISTERS
OF MISSION SAN JOSE

DKK
cc TCF
CVB
JBT
JAB
MDB
RK

November 15, 2007

Miles D. White
Chairman of the Board and Chief Executive Officer
c/o Abbott Corporate Secretary
Abbott Laboratories, Dept 364, Bldg. AP6D
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Mr. White:

We, the Dominican Sisters of Mission San Jose join the Christian Brothers Investment Services in co-filing the attached resolution for inclusion in the Company's Proxy Statement and Form of Proxy relating to the 2008 Annual Meeting of the stockholders of Abbott Laboratories.

The resolution asks Abbott to amend its human rights policy to include a comprehensive, transparent, and verifiable provisions recognizing the right of access to medicines. The policy could be based on the Human Rights Guidelines in relation to Access to Medicines created by the UN Special Rapporteur Paul Hunt.

We own 50 shares of Abbot stock and will provide proof of ownership under separate cover. We have held it for at least one year according to SEC Rule 14a-8, and will continue to hold them at least through the date of the 2008 meeting.

Julie Tanner of CBIS has been designated the lead filer and primary contact on this matter. She may be reached at 212-503-1947 or by email at tannerj@cbisonline.com.

In conjunction with the other co-filers, we are very willing to dialogue regarding this resolution.

Sincerely yours,

Judy Archer
Dominican Sisters of Mission San Jose

cc: Julie Tanner, CBIS
Nadira Narine, ICCR
Marie Gaillac, JOLT

RECEIVED
NOV 21 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 21 2007
M.D. WHITE

43326 Mission Boulevard, Mission San Jose District, Fremont, California 94539-5829 • Telephone 510/657-2468 • Fax 510/657-1734

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.
Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

DOMINICAN SISTERS OF MISSION SAN JOSE 43326 MISSION BLVD. FREMONT, CA 94539-5829

FAX

Date: 11/20/07

Number of pages including cover sheet: 2

To: ABBOTT LABORATORIES

Phone:

Fax phone: 847-937-9555

CC:

From: Judy Archer, Director of Finance

Phone: (510) 657-2468

Fax phone: (510) 683-0712

Email: jarcher@msjdominicans.org

REMARKS: ☐ Urgent ☐ For your review ☐ Reply ASAP ☐ Please comment

13d-3 letter. Original via snail mail

To: DKK
cc: TCF
CVB
JBT
JAB
MDB
RR

Fremont Branch
38980 Paseo Padre Parkway Fremont CA 94538

charles SCHWAB

Miles D White
Chairman of the Board and CEO
c/o Abbott Corporate Secretary
Abbott Laboratories, Dept 364, Bldg AP6D
100 Abbott Park Rd.
Abbott Park, IL 60064-6400

11/19/07

Dear Mr. White:

As of the date of this letter, Charles Schwab & Co., Inc. is the custodian of 50 shares of Abbott Corporation symbol ABT, for the Dominican Sisters of Mission San Jose. The Dominican Sisters of Mission San Jose are claiming to be the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. This position has maintained at least $ 2000 of market value and has been held for at least the past twelve months prior to the date of this letter.

Sincerely,

Paul D Harrison
Senior Operations Manager
Fremont and Soquel Branches
510-608-6002

DKK

charles SCHWAB

CC TCF
CVB
JBT
JAB
MDB
RR

Fremont Branch
38980 Paseo Padre Parkway Fremont CA 94538

11/19/07

Miles D White
Chairman of the Board and CEO
c/o Abbott Corporate Secretary
Abbott Laboratories, Dept 364, Bldg AP6D
100 Abbott Park Rd.
Abbott Park, IL 60064-6400

Dear Mr. White:

As of the date of this letter, Charles Schwab & Co., Inc. is the custodian of 50 shares of Abbott Corporation symbol ABT, for the Dominican Sisters of Mission San Jose. The Dominican Sisters of Mission San Jose are claiming to be the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. This position has maintained at least $ 2000 of market value and has been held for at least the past twelve months prior to the date of this letter.

Sincerely,

Paul D Harrison
Senior Operations Manager
Fremont and Soquel Branches
510-608-6002


RECEIVED
NOV 26 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 2 2007
M.D. WHITE



DOMINICAN MOTHERHOUSE

DOMINICAN SISTERS

775 WEST DRAHNER ROAD
OXFORD, MICHIGAN 48371-4866
PHONE: AREA CODE 248-628-2872

human rights

November 16, 2007

Ms. Laura Schumacher
General Counsel and Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

Dear Ms. Schumacher:

The Dominican Sisters of Oxford, MI are the beneficial owners of over $2000 worth of shares of Abbott Laboratories common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with Christian Brothers Investment Services. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with Christian Brothers Investment Services in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Julie Tanner, representing Christian Brothers Investment Services, will serve as primary contact for the co-sponsors.

Sincerely,

Sister Gene Poore, OP

Sister Gene Poore, OP

Cc: Julie Tanner, CBIS
Julie Wokaty, ICCR

Thomas J. Jacobs, CFP®
Director-Wealth Management
Senior Investment Management Consultant

40701 Woodward Avenue, Suite 200
Bloomfield Hills, MI 48304

T 248-723-1813
Toll Free 800-334-8866
thomas.j.jacobs@smithbarney.com
F 248-723-1850



October 17, 2007

Sister Gene Poore
Dominican Sisters of St. Joseph's Convent
775 W. Drahner Road
Oxford, MI 48371

Dear Sister Gene,

This letter is to confirm that the Dominican Sisters of St. Joseph's Convent of Oxford Michigan has owned Abbott Laboratories since January 28, 2003 the value of the position exceeds $2000.00.

The Dominican Sisters of St. Joseph's Convent of Oxford Michigan plan on continuing to own the position through the next annual meeting.

Best personal regards,

Thomas J. Jacobs, CFP
Director – Wealth Management
Senior Investment Management Consultant

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

DOMINICAN SISTERS

SPARKILL

175 ROUTE 340 SPARKILL, NEW YORK 10976-1047

Sr. Meg Sweeney, O.P.
Office of Financial Services
(845) 359-4122

WOMEN MAKING A DIFFERENCE

FACSIMILE TRANSMITTAL SHEET

TO: Mr. Miles White DATE: 11/20/07

COMPANY: Abbott Laboratories FAX NUMBER: 847 937-9555

FROM: Sr. Meg Sweeney

TOTAL # OF PAGES INCLUDING COVER: 3

RE: Please forward to the Office of the Corporate Secretary. Thanks!

Happy Thanksgiving !! :)

URGENT FOR REVIEW PLEASE COMMENT PLEASE REPLY

OUR FAX NUMBER (845) 359-4125

WWW.SPARKILL.ORG

OFS fax 4125

Human Rights

DOMINICAN SISTERS

175 ROUTE 340 | SPARKILL, NEW YORK 10976-1047

Office of Financial Services

November 20, 2007

Mr. Miles White
Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White,

The Dominican Convent of Our Lady of the Rosary, the beneficial owners of 112.5 shares of common stock in Abbott Laboratories, look for social and environmental as well as financial accountability in their investments. A letter of verification of ownership of common stock in Abbott Laboratories will follow. The Dominican Convent of Our Lady of the Rosary have held stock continuously in Abbott for over one year and intend to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of the Dominican Convent of Our Lady of the Rosary I am authorized to notify you of their intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Julie Tanner, representing Christian Brothers Investment Services. We look forward to discussing the issues surrounding at your earliest convenience.

Sincerely,

Sr. Margaret M. Sweeney, OP

Sr. Margaret M. Sweeney, OP
Treasurer

enc.

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies … would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

14805 North Outer 40 Rd., Ste. 200
Chesterfield, MO 63017

Tel 636-733-7600
Toll Free 800-966-4407
Fax 636-733-7660


smith barney

November 21, 2007

Dominican Convent of Our Lady of the Rosary
175 Route 340
Sparkill, NY 10976-1047

Dear Sister Meg,

The Dominican Sisters Convent is the beneficial owner of 112.5 shares of Abbott Laboratories stock. They have held this stock for at least one year and at this time have no intention of selling the securities.

Best regards,

Gregory B. Camden
Financial Planning Specialist
Portfolio Manager

Citigroup Global Markets Inc.

2-8

DKK
cc TCF
CVB
JBT
JAB
MDB
RR



Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

November 14, 2007

Ms. Laura Schumacher
General Counsel and Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

Dear Ms. Schumacher:

The Dominican Sisters of Springfield, IL is the beneficial owner of 80 shares of Abbott Laboratories common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with Christian Brothers Investment Services. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with Christian Brothers Investment Services in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Julie Tanner, representing Christian Brothers Investment Services, will serve as primary contact for the co-sponsors.

Sincerely,

Sr. Linda Hayes, OP

Sister Linda Hayes, OP
Director, Corporate Social Responsibility
Dominican Sisters of Springfield, IL

cc: Julie Tanner, CBIS
Julie Wokaty, ICCR

RECEIVED
NOV 16 2007
LAURA J. SCHUMACHER

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

EQUITIES 82.76%

Independent, third party research selected by an Independent Consultant for certain companies covered by J.P Morgan Securities Inc is available to clients of JPMSI at no cost Clients can access this research at www.jpmorganonline.com or can call their JPMorgan representative at their toll free number to request that a copy of this research be sent to them. When JPMorgan drops coverage of a company, independent research will continue to be provided for an 18-month period, when available. Refer to Equity Research Ratings section for research ratings on client holdings, if applicable.

Description	Symbol/Cusip Account Type	Quantity	Price on 10/31/07	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
ABBOTT LABORATORIES Estimated Yield 2.38% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 11/15/07	ABT CASH	80	$54.62	$4,369.60	$4,289.60	$104.00		
ALLIANT TECHSYSTEMS INC Dividend Option Cash Capital Gain Option Cash	ATK CASH	40	$110.39	$4,415.60	$4,372.00			
AMR CORP DEL Dividend Option Cash Capital Gain Option Cash	AMR CASH	130	$24.00	$3,120.00	$2,897.70		$2,821.25	$298.75
APPLE INC Dividend Option Cash Capital Gain Option Cash	AAPL CASH	35	$189.95	$6,648.25	$5,371.45			
ARCHER DANIELS MIDLAND Estimated Yield 1.28% Dividend Option Cash Capital Gain Option Cash	ADM CASH	90	$35.78	$3,220.20	$2,977.20	$41.40	$3,070.55	$149.65
BOEING CO Estimated Yield 1.42% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/07/07	BA CASH	40	$98.59	$3,943.60	$4,199.60	$56.00		
CATERPILLAR INC Estimated Yield 1.93% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 11/20/07	CAT CASH	40	$74.61	$2,984.40	$3,137.20	$57.60		
CHOICE HOTEL INTL INC NEW Estimated Yield 1.75% Dividend Option Cash Capital Gain Option Cash	CHH CASH	75	$38.74	$2,905.50	$2,825.25	$51.00	$3,072.95	($167.45)



Banc One Securities Corporation
member NASD and SIPC
300 South Riverside · Suite IL1-0291, 11th Floor
Chicago, IL 60606   1-888-326-2347

Clearing Through
Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation
One Pershing Plaza, Jersey City, N.J 07399

CONFIRMATION

MAIL TO:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

FOR THE ACCOUNT OF :

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

ACCOUNT NUMBER: 60G-169828
ACCOUNT TYPE: 1

YOUR ACCOUNT EXECUTIVE:
MARK E RIDLEY
A.E. NUMBER: PNY

YOU BOUGHT:

ABBOTT LABS COM

TRADE DATE: 07-15-02
PROCESS DATE: 07-15-02
SETTLEMENT DATE: 07-18-02
CUSIP NUMBER: 002824-10-0
SYMBOL: ABT

WE CONFIRM THE BELOW TRADE(S), SUBJECT TO THE TERMS AND CONDITIONS ON THE REVERSE SIDE.

TRADE NUMBER	QUANTITY	PRICE	PRINCIPAL	INTEREST/ STATE TAX	COMMISSION	SERVICE CHARGE	S.E.C. FEE	NET AMOUNT	MKT/ CPTY
K5GTS9	20	33.90	678.00		24.95			702.95	6/1
	UNSOLICITED ORDER								
TOTALS	20		678.00		24.95			702.95	

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

THIS CONFIRMATION IS AN ADVICE NOT AN INVOICE. REMITTANCE OR SECURITIES ARE DUE ON OR BEFORE SETTLEMENT DATE.

FOR THE ACCOUNT OF:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

ACCOUNT NUMBER: 60G-169828
ACCOUNT TYPE: 1

YOUR ACCOUNT EXECUTIVE:
MARK E RIDLEY
A.E. NUMBER: PNY

YOU BOUGHT: ABT
ABBOTT LABS COM

TRADE DATE: 07-15-02
PROCESS DATE: 07-15-02
SETTLEMENT DATE: 07-18-02

QUANTITY: 20
CUSIP NUMBER: 002824-10-0

NET AMOUNT: 702.95

SEE REVERSE SIDE FOR TERMS AND CONDITIONS AND EXPLANATION OF CODED SYMBOLS RELATING TO THIS CONFIRMATION.
ON OTHER THAN ROUND LOTS (NORMALLY 100 SHARES) IF DIF APPEARS ABOVE, AN ODD-LOT DIFFERENTIAL HAS BEEN CHARGED IN CONNECTION WITH THIS TRANSACTION.
THE AMOUNT OF SUCH DIFFERENTIAL WILL BE FURNISHED UPON REQUEST.

Banc One Securities Corporation
Member NASD and SIPC
300 South Riverside
Suite 0291 - 11th Floor
Chicago, Illinois 60670-0291
(888) 326-2347

BANK ONE

Clearing Through
Pershing
Division of Donaldson, Lufkin & Jenrette Securities Corporation
One Pershing Plaza, Jersey City, N.J. 0739[illegible]

CONFIRMATION

MAIL TO:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

ACCOUNT NUMBER: 60G-169828
ACCOUNT TYPE: 1
SOC. SEC/TAX ID: 37-0968955

YOUR ACCOUNT EXECUTIVE:
NANCY PARSONS
A.E. NUMBER: PBY

FOR THE ACCOUNT OF:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

YOU BOUGHT:

ABBOTT LABS COM

TRADE DATE: 07-16-01
PROCESS DATE: 07-16-01
SETTLEMENT DATE: 07-19-01
CUSIP NUMBER: 002824-10-0
SYMBOL: ABT

WE CONFIRM THE BELOW TRADE(S), SUBJECT TO THE TERMS AND CONDITIONS ON THE REVERSE SIDE.

TRADE NUMBER	QUANTITY	PRICE	PRINCIPAL	INTEREST OR STATE TAX	COMMISSION	SERVICE CHARGE	S.E.C. FEE	NET AMOUNT	MKT/CPTY
J67879	60	49.63	2,977.80		19.95	3.00		3,000.75	6/1
TOTALS	60		2,977.80		19.95	3.00		3,000.75	

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

THIS CONFIRMATION IS AN ADVICE NOT AN INVOICE. REMITTANCE OR SECURITIES ARE DUE ON OR BEFORE SETTLEMENT DATE.

FOR THE ACCOUNT OF:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

ACCOUNT NUMBER: 60G-169828
ACCOUNT TYPE: 1
SOC. SEC/TAX ID: 37-0968955

YOUR ACCOUNT EXECUTIVE:
NANCY PARSONS
A.E. NUMBER: PBY

YOU BOUGHT: ABT
ABBOTT LABS COM

NBD

TRADE DATE: 07-16-01
PROCESS DATE: 07-16-01
SETTLEMENT DATE: 07-19-01

QUANTITY: 60
CUSIP NUMBER: 002824-10-0

NET AMOUNT: 3,000.75

SEE REVERSE SIDE FOR TERMS AND CONDITIONS AND EXPLANATION OF CODED SYMBOLS RELATING TO THIS CONFIRMATION
ON OTHER THAN ROUND LOTS (NORMALLY 100 SHARES) IF DIF APPEARS ABOVE, AN ODD-LOT DIFFERENTIAL HAS BEEN CHARGED IN CONNECTION WITH THIS TRANSACTION.



human rights

—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 14, 2007

Mr. Miles White
Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White,

The Maryknoll Sisters of St. Dominic, Inc., are the beneficial owners of 100 shares of common stock in Abbott Laboratories. A letter of verification of ownership of common stock in Abbott is enclosed. The Maryknoll Sisters have continuously held stock in Abbott for over one year and intend to retain the requisite number of shares through the date of the Annual Meeting.

Mary Robinson, the former President of Ireland and the former UN High Commissioner of Human Rights, said: "I'm absolutely convinced that we won't make substantial progress towards the objective of improving global public health, including access to medicines for all, without greater attention to the links between health and the realization of fundamental human rights." We believe our Company has a critical role to play in this issue.

Acting on behalf of the Maryknoll Sisters, I am authorized to notify you of their intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Julie Tanner, representing Christian Brothers Investment Services. We look forward to discussing the issues surrounding at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Coordinator

enc.

Dodd Newton Koeckert
First Vice President –
Wealth Management Advisor
301 Tresser Blvd., 10th Fl,
Stamford, CT 06901
203-356-8778
800-234-6381

Merrill Lynch

November 14, 2007

To Whom it May Concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc are the beneficial owners of 100 shares of Abbott Laboratories. These shares have been held continuously for 12 months and will continue to be held at least through the next annual meeting.

Sincerely,

Dodd N. Koeckert

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

Mercy Investment Program



Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

November 14, 2007

Miles D. White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

On behalf of the Mercy Investment Program, I am authorized to submit the following resolution which asks the Board to amend our company's human rights policy to address the right to access to medicines and report on the plan for implementation, for inclusion in the 2008 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Program is cosponsoring this resolution with others associated with the Interfaith Center on Corporate Responsibility.

Mercy Investment Program is the beneficial owner of 18,900 shares of Abbott stock. Verification of ownership follows. We plan to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.

RECEIVED
NOV 1 9 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 1 9 2007
M.D. WHITE

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies … would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

DKK
cc TCF
CVB
JBT
JAB
MDB
RR


Northern Trust

December 5, 2007

Abbott Labs
Miles White
Chair and CEO
100 Abbott Park Rd
Abbott Park, IL 60064

Dear Mr. White,

This letter will certify that as of October 31, 2007, Northern Trust Corporation, as custodian, held for the beneficial interest of the Mercy Investment Program, shares of Abbott Labs Common Stock. The shares are held in the name of the Howe & Co.

Further, please note that Northern Trust Corporation has continuously held Abbott Labs stock on behalf of the Mercy Investment Program since September 30, 2006.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 444-5538.

Sincerely,

Chris Robinson
Trust Officer
Account Manager

cc. SValerie Heinonen, o.s.u.


RECEIVED
DEC 0 6 2007
LAURA J. SCHUMACHER

RECEIVED
DEC - 6 2007
M.D. WHITE

Northern Trust Global Investments comprises the investment adviser division of The Northern Trust Company. Northern Trust Investments, Inc., Northern Trust Global Advisors, Inc., and its subsidiaries. Northern Trust Quantitative Advisors and Northern Trust Value Investors are divisions of Northern Trust Investments, Inc. The Northern Trust Company is a wholly owned subsidiary of Northern Trust Corporation, Chicago.

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CC TCF
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JAB
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RR

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

November 16, 2007

Miles D. White
Chairman of the Board and Chief Executive Officer
c/o Abbott Corporate Secretary
Abbott Laboratories, Dept 364, Bldg. AP6D
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Fax: 847-937-9555

Dear Mr. White:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 60 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 11,200 shares of Abbott. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

My brother Oblates and I are concerned about the right of access to medicine and would like Abbott to amend its human rights policy so that it is comprehensive, transparent, and verifiable and that it addresses the right of access to medicines. The policy could be based on the Human Rights Guidelines in relation to Access to Medicines created by the UN Special Rapporteur Paul Hunt.

It is with this in mind that I write to inform you of our intention to co-file the enclosed stockholder resolution with Christian Brothers Investment Services, for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, omi

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

RECEIVED
NOV 16 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 16 2007
M.D. WHITE

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: *Shareholders request that the board* amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

M&T Investment Group

M&T Bank, 25 South Charles Street, P.O.Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLLFREE 866 848 0383 FAX 410 545 2762

November 2, 2007

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 11,200 shares of Abbott Laboratories and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S B Greaver

S Bernadette Greaver
Trust Officer - Custody Administration
M & T Bank- MD2-CSMM
25 S Charles Street
Baltimore, Md 21201
410-545-2765
fax 410-545-2762
sgreaver@mtb.com

Justice and Peace/Integrity of Creation

Missionary Oblates of Mary Immaculate, United States Province

Web Address: omiusajpic.org

FAX TRANSMITTAL COVER SHEET

TO: Miles D. White

FAX NUMBER: 847-937-9555

RE: Attached letter and resolution

DATE: 11/16/07

SENDER: Séamus Finn, OMI

NUMBER OF PAGES TO FOLLOW THIS COVER SHEET: 3

Washington, DC, Office: Séamus Finn, OMI, Director
391 Michigan Avenue, NE Washington, DC 20017 Tel: 202-529-4505 Fax: 202-529-4572 E-mail: seamus@omiusa.org



Nuns of the Third Order of St. Dominic

human rights

Dominican Sisters
3600 Broadway
Great Bend KS 67530-3692

Phone: 620-792-1232
Fax: 620-792-1746

November 15, 2007

Ms. Laura Schumacher
General Counsel and Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

Dear Ms. Schumacher:

The Dominican Sisters of Great Bend, KS (Legal title: Nuns of the Third Order of St. Dominic) is the beneficial owner of 70 shares of Abbott Laboratories common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with Christian Brothers Investment Services. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with Christian Brothers Investment Services in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Julie Tanner, representing Christian Brothers Investment Services, will serve as primary contact for the co-sponsors.

Sincerely,

Sister Judith Lindell

Sister Judith Lindell, OP
Dominican Sisters of Great Bend, KS

cc: Julie Tanner, CBIS
Julie Wokaty, ICCR

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

EDWARD JONES
12555 MANCHESTER ROAD
ST.LOUIS, MO. 63131-3729
TEL 314-515-3000

Edward Jones

TRADE CONFIRMATION

CUSTOMER COPY

RETAIN FOR YOUR PERMANENT TAX RECORDS

TO:

NUNS OF THE THIRD ORDER
OF ST DOMINIC
3600 BROADWAY
GREAT BEND KS 67530-3636

YOUR INVESTMENT REPRESENTATIVE:

JIM & TODD ARMATYS
PO BOX 762
GREAT BEND, KS 67530

ANY QUESTIONS CALL (620) 793-5481

WE ARE PLEASED TO CONFIRM THE FOLLOWING TRANSACTION:

IN YOUR CASH ACCOUNT 679-10791-1-1

ON TRADE DATE 04/21/2004 FOR SETTLEMENT DATE 04/26/2004

YOU BOUGHT 60 SHARES	PRICE	$	43.5600
DESCRIPTION: ABBOTT LABORATORIES COM	PRINCIPAL AMOUNT	$	2,613.60
UNSOLICITED SPECIAL COMMISSION RATE	COMMISSION		50.00
TO CORRECT COMMISSION	TRANSACTION FEE		4.95
	AMOUNT DUE (IF NOT PAID)	$	2,668.55

ORDER NUMBER	679352859	CONFIRM PROCESSED ON	04/21/2004 @ 11:33:29
SECURITY NUMBER	A022610 (ABT)	CUSIP NUMBER	002824100000
INVESTMENT REP NO.	679610	FOR INTERNAL USE	B-03 02560 6I

WE CONFIRM THE ABOVE TRANSACTION SUBJECT TO THE TERMS BELOW. THIS CONFIRM SHALL BE DEEMED CORRECT IN ALL ASPECTS UNLESS WRITTEN NOTICE OF ANY INACCURACY IS PROMPTLY SENT TO US. FAILURE TO NOTIFY US CONSTITUTES YOUR ACCEPTANCE OF THIS TRANSACTION.

WE EXECUTED THIS TRANSACTION AS YOUR AGENT IN THE OVER THE COUNTER MARKET.

IF THE PHRASE "WE MAKE A MKT IN THIS SECURITY" APPEARS ON THIS CONFIRMATION, WE HAVE ACTED AS PRINCIPAL FUNCTIONING AS A SECONDARY MARKET MAKER.
IF THE PHRASE "UNSOLICITED" APPEARS ON THIS CONFIRMATION, THE TRANSACTION WAS CONDUCTED PURSUANT TO AN UNSOLICITED ORDER TO BUY OR SELL PLACED BY THE CUSTOMER.

IT IS AGREED BETWEEN EDWARD JONES ("BROKER") AND THE CUSTOMER
(1.) THAT ALL ORDERS ARE RECEIVED AND EXECUTED SUBJECT TO THE RULES AND CUSTOMS OF THE MARKET OR EXCHANGE (AND ITS CLEARING HOUSE, IF ANY) WHERE ORDER IS EXECUTED.
(2.) ALL SECURITIES PURCHASED OR RECEIVED FOR THE CUSTOMERS ACCOUNT AND NOT PAID FOR IN FULL MAY BE LOANED BY THE BROKER OR USED BY IT IN MAKING DELIVERIES OR SUBSTITUTIONS, OR MAY BE PLEDGED BY THE BROKER EITHER SEPARATELY OR TOGETHER WITH OTHER CUSTOMER SECURITIES FOR THE SUM DUE HEREON WITHOUT FURTHER NOTICE TO THE CUSTOMER.
(3.) SHOULD PAYMENT FOR PURCHASES OR DELIVERY OF SOLD SECURITIES BE DELAYED BEYOND THE SETTLEMENT DATE OR WHEN IN THE BROKER'S JUDGEMENT IT APPEARS NECESSARY FOR ITS PROTECTION, THE BROKER AT ITS OPTION, WITHOUT NOTICE TO THE CUSTOMER MAY CANCEL, SELL OUT, OR BUY IN THE DESCRIBED SECURITY AND THE CUSTOMER SHALL BE HELD LIABLE FOR ANY LOSS INCURRED.
(4.) THAT ALL STATEMENTS OF ACCOUNTS CURRENT AS RENDERED THE CUSTOMER FROM TIME TO TIME ARE ACKNOWLEDGED BY THE CUSTOMER TO BE CORRECT UNLESS WRITTEN NOTICE OF EXCEPTION THERETO BE GIVEN THE BROKER WITHIN FIVE DAYS AFTER THEIR RECEIPT.
(5.) UNLESS YOU INDICATE YOUR NON-ACQUIESCENCE IN WRITING, THIS AGREEMENT SHALL ALSO INSURE TO THE BENEFIT OF THE SUCCESSOR S OF EDWARD JONES.

PLEASE NOTE THE FOLLOWING:
- FOR ODD-LOT TRANSACTIONS, AN ODD-LOT DIFFERENTIAL MAY HAVE BEEN CHARGED AND SUCH AMOUNT WILL BE FURNISHED UPON REQUEST.
- FOR DEBT SECURITIES TRANSACTIONS, CALL FEATURES MAY EXIST WHICH COULD AFFECT YIELD; COMPLETE INFORMATION WILL BE PROVIDED UPON REQUEST.
- FOR ZERO COUPON TRANSACTIONS, NO PERIODIC PAYMENTS — CALLABLE BELOW MATURITY VALUE, WITHOUT NOTICE BY MAIL TO HOLDER UNLESS REGISTERED.

ON AGENCY TRANSACTIONS WE RECEIVE PAYMENT FOR ORDER FLOW AND/OR OTHER REMUNERATION. THE NAME OF THE OTHER BROKER OR PARTY TO THE TRANSACTION, THE SOURCE AND NATURE OF SUCH PAYMENT OR REMUNERATION, AND THE TIME OF EXECUTION WILL BE FURNISHED UPON WRITTEN REQUEST. FOR PRINCIPAL TRANSACTIONS THE TIME OF EXECUTION WILL ALSO BE FURNISHED UPON WRITTEN REQUEST.

THANK YOU FOR ALLOWING EDWARD JONES THE OPPORTUNITY TO SERVE YOU.

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Maryland Heights, MO 63043-3042
www.edwardjones.com
Member SIPC

Edward Jones®
MAKING SENSE OF INVESTING

A Unique Understanding of Your Financial Needs

At Edward Jones, we believe the best investment recommendations are those tailored to your specific needs. That's why we work so hard to thoroughly understand your financial situation and your goals. The following is an overview of your investment and borrowing activity with Edward Jones. Working with your financial advisor, use it to determine how we can help you meet other important financial goals. Call JIM & TODD ARMATYS at 620-793-5481 or 800-432-8249.

Although account information is provided on this page, it does not guarantee an actual statement was produced. Please refer to your account statement for the exact registration and more specific details regarding each account. Edward Jones statements are issued for each account holding securities in firm name with Edward Jones in March, June, September and December. Monthly statements (for months other than those previously referred to) will not be sent to you in months for which there was no activity or your only account activity is the payment of income on your Edward Jones money market account or your cash account balance.

Investment accounts	Account holder	Account number	Current value	Value one year ago
Corporate account	NUNS OF THE THIRD ORDER	679-10791-1-1		
Total investment accounts				

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Loans and Credit	Account holder	Account number	Balance	Interest rate	Approved credit	Available credit
Amount of money you can borrow	NUNS OF THE THIRD ORDER	679-10791-1-1	$0.00	9.25%	$578,936 *	$578,936

* Your Approved credit is not a commitment to loan funds. It is based on the value of your investment account which could change daily. The amount you may be eligible to borrow may differ from your approved credit. Borrowing against securities has its risks and is not appropriate for everyone. If the value of your collateral declines, you may be required to deposit cash or additional securities, or the securities in your account may be sold to meet the margin call. The interest rate will vary depending on the amount borrowed and will begin to accrue from the date of the loan and be charged to the account. A minimum account value is required if you have loan features on your account. Call your financial advisor today.

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Maryland Heights, MO 63043-3042
www.edwardjones.com
Member SIPC

Stocks	Our asset category/ Our recommendation	Current price	Current shares	Current value	Amount invested	Amount withdrawn
ABBOTT LABORATORIES Symbol: ABT	Growth & Income Buy	54.070	70.	$3,784.90	$2,959.28	—


Sisters of Charity
of the BVM
Blessed Virgin Mary

Gwen M. Farry, BVM
205 W. Monroe Suite 500
Chicago, IL 60606-5062

DKK
cc TCF
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November 15, 2007

Mr. Miles White, CEO
Abbott Laboratories, Dept. 364, Bldg. AP6D
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

We, the Sisters of Charity of the Blessed Virgin Mary (BVM) are asking our company to amend its human rights policy so that it is comprehensive, transparent, and verifiable and that it addresses the right of access to medicines. The policy could be based on the Human Rights Guidelines in relation to Access to Medicines created by the UN Special Rapporteur Paul Hunt. The Sisters of Charity, BVM are the owners of 100 shares of Abbott stock and have held this stock for over one year. We intend to retain these shares at least through the date of the annual meeting. Verification of ownership is enclosed.

I am authorized to notify you of our intention to co-file the enclosed shareholder proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for his proposal is Julie B. Tanner, representing CBIS. She can be contacted at 212-503-1947 or by email at tannerj@cbisonline.com. Please address any correspondence regarding the Sisters of Charity BVM to me at the address below.

We would welcome an opportunity of a dialogue between representatives of Abbott Laboratories and the co-filers of this resolution.

Sincerely,

Gwen M Farry, BVM

Gwen M. Farry, BVM (for) Sisters of Charity of the Blessed Virgin Mary (BVM)
205 W Monroe, Suite 500
Chicago, IL 60606-5062
312-641-5151


RECEIVED
NOV 16 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 16 2007
M.D. WHITE

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

Wealth Management Group

Unique Needs. Specific Solutions.

1398 Central Avenue
P.O. Box 747
Dubuque, IA 52004-0747
Phone: (563) 589-2133
Toll Free: (866) 397-2133
Fax: (563) 589-2030
www.dubuquebank.com

October 18, 2007

Gwen M. Farry, BVM
8th Day Center
205 W. Monroe
Chicago, IL 60606

Re: Sisters of Charity, BVM – Shareholder Activism
Account #50695-7

Dear Sister Gwen:

We hereby certify that the Sisters of Charity, BVM are the owners of at least 100 shares of Abbott Laboratories common stock held for at least one year prior to this date. The Sisters will retain this stock until at least after the shareholders' meeting.

Sincerely,

Rita McCarthy, CTFA
Vice President & Trust Officer

RAM/jmr

cc: Margaret Mary Cosgrove, BVM

DB&T **DUBUQUE BANK & TRUST**
MEMBER HEARTLAND FINANCIAL USA, INC.


Sisters of MERCY
OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

human rights

November 14, 2007

Miles D. White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

On behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution which asks the Board to the board amend the company's human rights policy to address the right to access to medicines and report the plan for implementation, for inclusion in the 2008 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy Trust is cosponsoring this resolution with Christian Brothers Investment Services and others associated with the Interfaith Center on Corporate Responsibility.

As I have said before, the Sisters of Mercy have among their ministries health and social services. Their compassion and outreach extends to countries of Africa and Latin America. Civil strife, wars, HIV/AIDS, international debt and, in general, the economies of many of these countries add to pressures on people trying to raise the standard of living for their families and communities. We have come to believe that healthcare, including access to medicines, is a human right. We urge your attention to ways in which Abbott can join with us in the struggle to gain acceptance of health as a human right.

The Sisters of Mercy Regional Community of Detroit Charitable Trust is the beneficial owner of 5,720 shares of Abbott stock. Verification of ownership follows. We plan to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
NY NY 10009
heinonenv@juno.com 212 674 2542

Rvd 11/19/07
Not date stamped


Hermanas de la MISERICORDIA

15

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.


STATE STREET.

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

DKK
CCTCF
CVB
JBT
JAB
MDB
RR

December 4, 2007

Miles D. White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

This letter will certify that, as of December 4, 2007, State Street Bank and Trust Company, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 5,620 shares of Abbott Laboratories.

Further, please note that State Street Bank and Trust Company has continuously held at least $295,015 in market value of Abbott Laboratories on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since October 31, 2006.

If you have any questions concerning this master, please do not hesitate to contact me at 816.871.7223.

Sincerely,

Richard M. Davis
Assistant Vice President
State Street Bank and Trust

cc: Sr. Valerie Heinonen



Human Rights
RID

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas — *Regional Community of Burlingame*

November 15, 2007

Miles D. White
Chairman of the Board and Chief Executive Officer
c/o Abbott Corporate Secretary
Abbott Laboratories, Dept 364, Bldg. AP6D
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Mr. White:

We, the Sisters of Mercy of the Americas join the Christian Brothers Investment Services in co-filing the attached resolution for inclusion in the Company's Proxy Statement and Form of Proxy relating to the 2008 Annual Meeting of the stockholders of Abbott Laboratories.

The resolution asks Abbott to amend its human rights policy to include a comprehensive, transparent, and verifiable provisions recognizing the right of access to medicines. The policy could be based on the Human Rights Guidelines in relation to Access to Medicines created by the UN Special Rapporteur Paul Hunt.

Enclosed is verification of ownership of 37 shares of Abbott stocks. We have held it for at least one year according to SEC Rule 14a-8, and will continue to hold them at least through the date of the 2008 meeting.

Julie Tanner of CBIS has been designated the lead filer and primary contact on this matter. She may be reached at 212-503-1947 or by email at tannerj@cbisonline.com.

In conjunction with the other co-filers, we are very willing to dialogue regarding this resolution.

Yours truly,

Sabina Gotuaco

Sabina Gotuaco
Sisters of Mercy of the Americas
CFO/Treasurer

cc: Julie Tanner, CBIS
Nadira Narine, ICCR
Marie Gaillac, JOLT

RECEIVED
NOV 20 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 20 2007
M.D. WHITE

Administration
2300 Adeline Drive
Burlingame, CA 94010-5599
(650) 340-7410
Fax (650) 347-2550
www.mercyburl.org


UBS

UBS Financial Services Inc.
2800 Sand Hill Road
Suite 100
Menlo Park, CA 94025-7079
Tel. 650-233-7000
Fax 650-233-7060 Ext. 7061
Toll Free 800-544-6611

www.ubs.com

November 15, 2007

To Whom This May Concern:

UBS Financial Services is the custodian for the Sisters of Mercy of the Americas, Burlingame CA community. Please accept this letter as confirmation that the Sisters own 37 shares of Abbott Labs and they have been in possession of these shares for over 12 months.

Please contact me if you require any further information.

Sincerely,

Helene M. Butler

Helene M. Butler, CFA

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.
Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

Sisters of the Holy Names of Jesus and Mary

General Administration

Human Rights

November 15, 2007

Miles White
CEO and Chair
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White,

The Congrégation des Soeurs des Saints Noms de Jésus et de Marie believe that it is imperative that corporations conducting business in our global economy develop and implement human rights policies that are comprehensive, transparent, and verifiable. The *Human Rights Guidelines for Pharmaceutical Companies in relation to Access to Medicines,* which have been developed by The United Nations Special Rapporteur Paul Hunt, are designed to assist pharmaceutical companies with their unique role of promoting the human right to health and access to medicines.

We are co-filing the enclosed resolution on human rights with Christian Brothers Investment Services for action at the next annual meeting. We submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC Rules.

The Congrégation des Soeurs des Saints Noms de Jésus et de Marie is the beneficial owner of at least $2000 worth of Abbott Laboratories common stock. A letter verifying ownership is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting in 2008.

It is our sincere hope that representatives of Abbott will dialogue with shareholders regarding a human rights policy that promotes global access to medicines. For matters relating to this resolution, please contact our authorized representative, Julie Tanner, 214.490.0800; tannerj@cbisonline.com.

Sincerely,

Lorraine St-Hilaire

Lorraine St-Hilaire SNJM
General Superior

Encl.: Resolution
Verification of Ownership


RECEIVED
NOV 1 9 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 1 9 2007
M.D. WHITE

Gospel women in solidarity for liberating action

80, rue Saint-Charles Est, Longueuil, Québec, Canada J4H 1A9 • (450) 651-8104 • Fax (450) 651-8636

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.



CIBC World Markets Inc.
600 de Maisonneuve Blvd. West
Suite 3050
Montreal, QC
H3A 3J2

Tel: (514) 847-6300
Fax: (514) 847-6397
Toll Free: 1-888-847-6300

November 15, 2007

Subject: **Verification of Ownership**

To Whom It May Concern:

This letter is to confirm that the Congregation of the Sisters of the Holy Names of Jesus and Mary owns 100 shares of Abbott Laboratories common stock. The Congregation of the Sisters of the Holy Names of Jesus and Mary have continuously owned the securities for at least 12 months prior to today. These shares will continue to be held until the time of the company's next annual meeting or otherwise instructed by our client.

This security is currently held by CIBC Wood Gundy (CIBC Wood Gundy is a division of CIBC World Markets Inc.) who serves as custodian for the Congregation of the Sisters of the Holy Names of Jesus and Mary. The shares are registered in our nominee name at CIBC Wood Gundy.

Sincerely,

Jean Morin
Branch Manager

human rights

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 16, 2007

Miles D. White
Chairman of the Board and Chief Executive Officer
c/o Abbott Corporate Secretary
Abbott Laboratories, Dept. 364, Bldg. AP6D
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Abbott Laboratories for several years. The expanding influence of corporations throughout the global society has created opportunities for business to be a driver for positive change. As a result, we ask that Abbott Laboratories acknowledge the basic human right to health by amending its human rights policy to comprehensively address the right of access to medicines. A potential template for your policy could be the human rights guidelines for pharmaceutical companies drafted by UN Special Rapporteur Paul Hunt.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with Christian Brothers Investment Services. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Julie Tanner. Her number is 212-503-1947, and her email address is: tannerj@cbisonline.com.

As verification that we are beneficial owners of common stock in Abbott Laboratories, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio.

Respectfully yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Julie Tanner, Christian Brothers Investment Services
Nadira Narine, ICCR
Julie Wokaty, ICCR

RECEIVED
NOV 19 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 19 2007
M.D. WHITE

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000


Northern Trust

October 30, 2007

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Abbott Laboratories. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
2nd Vice President


Catherine Rowan
Corporate Responsibility Consultant

November 16, 2007

Mr. Miles White
Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White,

Trinity Health, the beneficial owner of over $2000 worth of shares of common stock in Abbott Laboratories, looks for social and environmental as well as financial accountability in its investments.

For many years, Catholic health care systems have believed that health care services for the development and maintenance of a healthful life are a basic human right. Pharmaceutical companies have a key role in helping to realize this right. We believe that it would be beneficial to our company to adopt a human rights approach toward the issue of access to medicines.

Proof of ownership of common stock in Abbott is enclosed. Trinity Health has held stock in Abbott continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

This is the same proposal as being filed by Christian Brothers Investment Services. The primary contact for this proposal is Julie Tanner. Along with other Abbott shareholders, we are interested in re-establishing a dialogue with the Company.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

enc


RECEIVED
NOV 19 2007
LAURA J. SCHUMACHER

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

RECEIVED
NOV 19 2007
M.D. WHITE

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000


Northern Trust

11/01/2007

To Whom It May Concern:

Please accept this letter as authentication that as of November 1, 2007 Northern Trust as custodian held for the beneficial interest of Trinity Health 19,011.00 shares of Abbott Laboratories common Stock.

Further, please note that Northern Trust Corporation on behalf of Trinity Health, has continuously held at $2000 worth of shares of Abbott Laboratories, common stock for over twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

Susan Wallace
Vice President
The Northern Trust Company
312/444-5742

ABBOTT LABS

Whereas:

According to the United Nations High Commissioner for Human Rights, "The increased presence of business in most spheres of modern society has created new societal expectations regarding its appropriate role and responsibilities, including in the area of human rights. There is a growing acknowledgement, endorsed by many business leaders, that business enterprises in virtually all sectors can have a significant impact on human rights and a correspondingly crucial role to play in supporting and promoting human rights";

The Universal Declaration of Human Rights laid the foundations for the international legal framework for the right to health. The right to health has been codified in numerous legally binding international and regional human rights treaties.

The UN Committee on Economic, Social and Cultural Rights' General Comment No. 14 on the "Right to the Highest Attainable Standard of Health" recognizes that the private business sector has responsibilities regarding the realization of the right to health.

UN Special Rapporteur Paul Hunt drafted human rights guidelines for pharmaceutical companies in relation to access to medicines. Mr. Hunt states that: "access to medicines is a central feature of the right to the highest attainable standard of health." However, "almost 2 billion people lack access to essential medicines. Improving access to existing medicines could save 10 million lives each year, 4 million of them in Africa and South-East Asia. Access to medicines is characterized by profound global inequity. 15% of the world's population consumes over 90% of the world's pharmaceuticals."

Access to medicines is at the core of Abbott's business. Many investors are convinced that pharmaceutical companies should be pursuing and reporting on access to medicines strategy and performance, which could have material impact on long-term shareholder value. Commercial advantages, such as enhanced corporate reputation and market opportunities, may accrue to our company by adopting a human rights policy that addresses access to medicines.

Abbott's website states that "Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights." However, while Article 25 of the Declaration states that "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services," Abbott's human rights policy lacks reference to health and the principle of access to medicine.

As the *UN Special Rapporteur Report* (September 2006) noted, "Although a number of pharmaceutical companies report on their corporate citizenship, few appear to have carefully examined their human rights policies through the lens of the right to the highest attainable standard of health. This is a missed opportunity because all pharmaceutical companies ... would find it beneficial to adopt a rights-sensitive approach to their businesses"

Resolved: Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008.

Exhibit C

Proponent Contact Information

Christian Brothers Investment Services, Inc.
Julie B. Tanner
Corporate Advocacy Coordinator
90 Park Avenue, 29th floor
New York, NY 10016-1301
P: 212-503-1947
F: 212-490-6092
Email: tannerj@cbisonline.com

Amalgamated Bank LongView Collective Investment Fund
c/o Cornish F. Hitchcock, Attorney-at-Law
1200 G Street NW, Suite 800
Washington, DC 20005
P: 202-489-4813
F: 202-315-3552
Email: conh@hitchlaw.com

Catholic Health East
Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073-2304
P: 610-355-2000
F: 610-355-2050

Congregation of Sisters of St. Agnes
Sister Stella Storch, OP
Justice Coordinator
320 County Road K
Fond du Lac, WI 54935
P: 920-907-2315
F: 920-921-8177
Email: sstorch@csasisters.org

Congregation of the Passion
John Gonzalez, CPP
SRI Consultant
5700 N. Harlem Avenue
Chicago, IL 60631
P: 773-631-6336
F: 773-631-8059

Dominican Sisters of Mission San Jose
Judy Archer
43326 Mission Boulevard
Mission San Jose District
Fremont, CA 94539-5829
P: 510-657-2468
F: 510-657-1734

Dominican Sisters of Oxford, MI
Sister Gene Poore, OP
775 West Drahner Road
Oxford, MI 48371-4866
P: 248-628-2872

Dominican Covenant of Our Lady of the Rosary (New York)
Sr. Margaret Sweeney, OP
Treasurer
175 Route 340
Sparkill, NY 10976-1047
P: 845-359-4122
F: 845-359-4125

Dominican Sisters of Springfield, Illinois
Sister Linda Hayes, OP
Director, Corporate Social Responsibility
Sacred Heart Convent
1237 West Monroe Street
Springfield, IL 62704
P: 217-787-0481
F: 217-787-8169

Maryknoll Sisters
Catherine Rowan
Corporate Responsibility Coordinator
10 Pines Bridge Road
P.O. Box 311
Maryknoll, NY 10545-0311
P: 914-941-7575

Mercy Investment Program
Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009
P & F: 212-674-2542
Email: heinonenv@juno.com

Missionary Oblates of Mary Immaculate
Seamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
391 Michigan Avenue, NE
Washington, DC 20017
P: 202-529-4505
F: 202-529-4572

Nuns of the Third Order of St. Dominic
Sister Judith Lindell, OP
3600 Broadway
Great Bend, KS 67530-3692
P: 620-792-1232
F: 620-792-1746

Sisters of Charity of the Blessed Virgin Mary (BVM)
Gwen M. Farry, BVM
205 W. Monroe, Suite 500
Chicago, IL 60606-5062
P: 312-641-5151

Sisters of Mercy Regional Community of Detroit Charitable Trust
Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009
P & F: 212-674-2542
Email: heinonenv@juno.com

Sisters of Mercy of the Americas
Regional Community of Burlingame
Sabina Gotuaco
CFO/Treasurer
2300 Adeline Drive
Burlingame, CA 94010-5599
P: 650-340-7410
F: 650-347-2550

Congrégation des Soeurs des Saints Noms de Jésus et de Marie
Lorraine St-Hilaire, SNJM
General Superior
80, rue Saint-Charles Est
Longueuil, Québec
Canada J4H 1A9
P: 450-651-8104
F: 450-651-8636

Sisters of St. Francis of Philadelphia
Tom McCaney
Associate Director, Corporate Social Responsibility
609 South Convent Road
Aston, PA 19014-1207
P: 610-558-7764
F: 610-558-5855
Email: tmccaney@osfphila.org

Trinity Health
Catherine Rowan
Corporate Responsibility Consultant
766 Brady Avenue, Apt. 635
Bronx, NY 10462
P: 718-822-0820
F: 718-504-4787
Email: rowan@bestweb.net

RECEIVED
2008 FEB -5 AM 10:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 2, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Abbott Laboratories

Dear Sir/Madam:

I have been asked by Christian Brothers Investment Services, Inc., Catholic Healthcare East, the Congregation of Sisters of St. Agnes, the Congregation of the Passion, the Dominican Sisters of Mission (San Jose), the Dominican Sisters of Oxford, Michigan, the Dominican Sisters of Our Lady of the Rosary (New York), the Dominican Sisters of Springfield, Illinois, the Maryknoll Sisters, the Mercy Investment Program, the Missionary Oblates of Mary Immaculate, the Nuns of the Third Order of St. Dominic, the Sisters of Charity of the Blessed Virgin Mary, the Sisters of Mercy Regional Community of Detroit Charitable Trust, the Sisters of Mercy of the Americas Regional Community of Burlingame, California, the Congregation des Soeurs des Saints Noms de Jesus et de Marie, the Sisters of St. Francis of Philadelphia and Trinity Health (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Abbott Laboratories (hereinafter referred to either as "Abbott" or the "Company"), and who have, together with the Amalgamated Bank Long View Collective Investment Fund, jointly submitted a shareholder proposal to Abbott, to respond to the letter dated December 27, 2007, sent to the Securities & Exchange Commission by the Company, in which Abbott contends that the Proponents' shareholder proposal may be excluded from the Company's year 2008 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(3) 14a8(i)(6) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Abbott's year 2008 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests that Abbott's Board amend the Company's human rights policy to address those human rights pertaining to medicine and to report on the matter to the shareholders.

BACKGROUND

As set forth in the Whereas Clause of the Proponents' shareholder proposal, the Universal Declaration of Human Rights (Article 25) states that "everyone" has a right to "medical care". The Universal Declaration of Human Rights enumerates what are human rights in a series of Articles, and the introduction to the Articles states that the rights set forth therein are the responsibility of all humankind, not merely of governments, saying that the rights enumerated constitute:

> a common standard of achievement for all peoples and all nations, to the end that *every individual and every organ of society*, keeping this Declaration constantly in mind, *shall strive* by teaching and education to promote respect for these rights and freedoms and *by* progressive *measures*, national and international, *to secure their* universal and *effective recognition and observance*. [Emphasis supplied.]

As also noted in the Whereas Clause, the United Nations has proposed draft guidelines to be used by pharmaceutical companies themselves (not by governments) in implementing the Universal Declaration of Haman Rights. Perhaps the best summary of the purpose and meaning of the guidelines can be found at the web site of one of the leading, if not the leading, Australian corporate law firm, Allens Arthur Robinson. On their website http://www.aar.com.au/pubs/ip/fopnov07.htm#Backg, they have prominently placed the following summary of the importance of the guidelines:





Background

On 19 September 2007, Paul Hunt (the United Nations Special Rapportuer on the right to health) released the draft *Human Rights Guidelines for Pharmaceuticals in relation to Access to Medicines* (the ***guidelines***) for public consultation. The guidelines were then introduced into the United Nations General Assembly on 25 October 2007.

Mr Hunt is an independent expert appointed by the former United Nations Commission on Human Rights. He launched the guidelines at the University of Toronto, Canada, commenting that '[p]harmaceutical companies have a profound impact – both positive and negative – on Governments' ability to realise the right to the highest attainable standard of health.' He said that '[i]t is time to identify what pharmaceutical companies should do to help realize the human right to medicine.' [1]

A climate of increased scrutiny

The pharmaceutical industry has been subject to ongoing public criticism for a perceived pursuit of profit without adequate regard for human rights. In particular, this criticism has surrounded the issue of HIV/AIDS, with pharmaceutical companies accused of contributing to the HIV/AIDS crisis by enforcing patents in the developing world, and refusing to allow the production of generic anti-retroviral drugs by local manufacturers. Companies also come under fire for allegedly failing to adequately invest in research to treat and prevent diseases such as malaria, which are more or less eradicated in the developed world, but still affect large portions of the global population.

Action by pharmaceutical corporations

An increasing number of pharmaceutical corporations are adopting formal policy statements that explicitly refer to human rights, including: Azko Nobel, Alliance Boots, Bayer, GlaxoSmithKline, Novartis and Roche.[2] For example, the corporate responsibility principles published on GlaxoSmithKline's website include a commitment to uphold the UN Universal Declaration of Human Rights and an undertaking to '...find sustainable ways to improve access to medicines for disadvantaged people...' [3]

The purpose of the guidelines

The guidelines are prefaced by an introductory note, which observes that nearly 2 billion people do not have access to essential medicines and that 90 per cent of the world's pharmaceuticals are consumed by just 15 per cent of the global population. The guidelines affirm the fundamental right of every human being to the highest attainable standard of health and confirm that medical treatment and access to medicines are 'vital features' of that right.

The guidelines are intended to perform two core functions, namely to:

- help pharmaceutical companies enhance their contribution to these vital human rights issues; and
- assist those who wish to monitor the human rights performance of the pharmaceutical sector in relation to access to medicines.[4]

The content of the guidelines

There are 48 guidelines, which are divided among 13 'overlapping categories', including public policy influence, advocacy and lobbying; research and development for neglected diseases; patents and licensing; quality and technology transfer; pricing, discounting and donations; ethical promotion and marketing; clinical trials; public/private partnerships; corruption; associations of pharmaceutical companies and monitoring and accountability.

The guidelines emphasise transparency and equality. The guidelines state that companies should incorporate human rights into their 'strategies, policies, programmes, projects and activities' and that companies should comply with the laws of their home state as well as the nations in which they operate. The guidelines call for internal and external monitoring and accountability mechanisms, to ensure that observance of human rights is more than just 'window dressing'.

The obligations contained in the sections on patents and licensing, and pricing, discounting and donations are likely to be especially controversial. Many of these draft guidelines are specific, tangible and onerous. For example, guideline 26 provides that companies 'should not extend patent duration, or file patents for existing medicines, in low-income and middle-income countries.' Guideline 29 provides that pharmaceutical corporations should differentiate their pricing and discounting schemes to reflect a nation's level of economic development (and that differential pricing and discount regimes should be progressively extended to all medicines).

Conclusion

The guidelines are yet another move to recognise, articulate and enforce the human rights obligations of corporate entities. Like the draft *Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights*, the guidelines acknowledge the paramount responsibility of states to protect human rights, but, at the same time, seek to impose substantial responsibilities on corporations.

The guidelines are open for public consultation until 31 December 2007. Any comments should be directed to Rajat Khosla at rkhosl@essex.ac.uk

Footnotes

1. United Nations, Press Release, UN Independent Expert Launches Draft Human Rights Guidelines for Pharmaceutical Companies (19 September 2007), available at: <http://www.unhchr.ch/huricane/huricane.nsf/view01/497E81A18B31B9C8C125735B0059D7B0?opendocument>.
2. http://www.business-humanrights.org/Documents/Policies .
3. Available at: <http://www.gsk.com/responsibility/cr_report_2005/managing-cr/principles.htm>.
4. Introductory Note, paragraph H.

Among those proposed guidelines (the "Guidelines", which may be found at http://www2.ohchr.org/english/issues/health/right/docs/draftguid.doc), are the following:

General

Formal recognition of human rights, and the right to the highest attainable standard of health, resonates with I.i (see above) and provides an important foundation upon which the company's activities can be constructed (Guideline 1). Formal recognition,

however, is not enough: operationalisation is the challenge (Guideline 2). Many of the following Guidelines suggest ways in which human rights considerations can be operationalised or integrated into the company's activities. Despite its limitations, the Global Compact remains the leading United Nations human rights initiative for the private sector and companies should participate in it (Guideline 3). . . .

1. The company's corporate mission statement should expressly recognise the importance of human rights generally, and the right to the highest attainable standard of health in particular, in relation to the strategies, policies, programmes, projects and activities of the company.

2. The company should integrate human rights, including the right to the highest attainable standard of health, into the strategies, policies, programmes, projects and activities of the company.

3. The company should join the United Nations Global Compact. . . .

Management

Human rights, including the right to the highest attainable standard of health, require effective, transparent and accessible monitoring and accountability mechanisms, otherwise they can become little more than window-dressing (see I.x above). The mechanisms come in various forms. Usually, a mix of mechanisms will be required. While some mechanisms are internal, others are external and independent. Both types of mechanisms are needed. Guidelines 7-11 address the issue of internal corporate monitoring and accountability. They should be read with Guidelines 47-48 which addresses the issue of an external, independent monitoring and accountability mechanism. Guideline 10 reflects the importance that human rights attach to participation.

7 The company should have a governance system that includes direct board-level responsibility and accountability for its access to medicines strategy.

8 The company should have a public global policy on access to medicines that sets out general and specific objectives, time frames, who is responsible for what, and reporting procedures.

9 The company should have clear management systems, including quantitative targets, to implement and monitor its access to medicines strategy.

10 The company should have mechanisms that encourage and facilitate stakeholder engagement and participation in the formulation, implementation and management of its medicines strategy.

11 The company should produce a comprehensive, public, annual report, including qualitative and quantitative information, enabling an assessment of the company's

strategies, policies, programmes, projects and other activities that bear upon access to medicines.

There are several other sections to the Guidelines, including those dealing with "Patents and licensing" and "technology transfer". The Guideline for the latter (Guideline 28) reads as follows:

28 The company should enter into technology transfer agreements with local companies in low-income and middle-income countries.

The Abbott Human Rights policy reads as follows in its entirety:

Human Rights

Abbott believes in the dignity of every human being and respects individual rights as set forth in the Universal Declaration of Human Rights. These principles are reflected in our company's mission and core values. While governments have the primary responsibility to respect, protect, promote, and fulfill the human rights of their citizens, Abbott recognizes that companies play a supporting role in promoting human rights within their spheres of influence.

At Abbott, we contribute to the fulfillment of human rights through compliance with laws and regulations wherever we have operations, as well as through our policies and programs.

Our Guidelines:

- We encourage open communication between management and employees.
- We respect employees' right to associate freely, join or not join labor unions, seek representation and join workers' councils.
- We adhere to and enforce child labor laws and laws prohibiting any form of forced, bonded or indentured labor or involuntary prison labor.
- We provide compensation and benefits that are competitive and comply with applicable laws for minimum wages, overtime hours and mandated benefits.
- We provide a healthy and safe working environment.
- We promote diversity in the work force. We do not discriminate against any employee for reasons such as race, religion, color, age, gender, ethnicity, disability, religion, marital status and any other status protected by law.
- We do not tolerate harassment and harsh or inhumane treatment in the workplace.
- We are committed to the protection of individuals' privacy.

Conspicuous by its absence in Abbott's human rights policy is any reference to those human rights that pertain especially to its own business activities as a pharmaceutical company or that deal with access to health and medicine.

The Proponents' shareholder proposal does not request that Abbott adopt the proposed Guidelines as a part of its human rights policy. Rather, it calls on Abbott to *adopt a human rights policy that specifically addresses human rights as they relate to pharmaceutical companies.* The Guidelines do show, however, some illustrations of what a human rights policy adopted by a pharmaceutical company might look like. Thus, the

existence of the Guidelines is noted in the Whereas Clause of the Proponents' proposal, but there is no suggestion that they should be utilized in formulating Abbott's own human rights policy in this area. They are merely *available* as an *illustration* of how one group has approached the problem of incorporating human rights policies concerning access to medicine into a corporate human rights policy for pharmaceutical companies. As noted in the summary from the website of Allens Arthur Robinson, several (eight are listed) pharmaceutical companies have tried their hand at drafting their own policy concerning the human right to access to medicine without any reference to the Guidelines.

RULE 14a-8(i)(7)

A.

As can be seen from the Guidelines, they are primarily addressed to actions that a pharmaceutical company can take with respect to how it operates its own business. Thus, although there is included a section on "lobbying", lobbying is not the thrust of the Guidelines. (The lobbying section consists of but three guidelines out of a total of 48 guidelines in the document.) Therefore, the Company's argument under Part A. of 14a-8(i)(7) is inapplicable to the Proponents' shareholder proposal which in its Whereas Clause makes clear that it is directed at the Company's own (non-lobbying) actions concerning access to medicine. Furthermore, since the Proponents' shareholder proposal does not specify any suggested content for the Company's human rights policy concerning access to medicine and does *not* suggest that the Guidelines be treated as a model, the fact that the Guidelines contain a minor reference to lobbying clearly does raise any inference that the shareholder proposal is requesting lobbying by the Company. The importance of the Guidelines is that they show the types of actions that a pharmaceutical company *could* take in its own business to implement the fundamental human right to health. They show that there exists an array of actions available from among which a pharmaceutical company might choose to help implement the human right to access to health.

B.

The Proponents' shareholder proposal is not directed at the development of drugs and it is not directed at the marketing of drugs. Rather, it is directed at requesting the Company to expand its rather bare bones human rights statement (quoted above) by including materials that would be directly and uniquely relevant to the business in which Abbott actually engages. We concede that such a statement might have implications for the pricing of its drugs, but that fact certainly has never barred shareholder proposals that, although not dictating specific prices, call on the registrant to adopt general policies with respect to access to medicine, especially access by those otherwise unable to obtain such medicines. In addition to the "price restraint" letters (*Eli Lilly* and *Warner Lambert)*

found in the second paragraph on page 9 of the Company's letter, the Staff has permitted other price related shareholder proposals submitted to pharmaceutical companies, such as those relating to availability of AIDS medicines. *Johnson & Johnson* (February 7, 2003) Since the Proponents' shareholder proposal deals with developing a human rights policy concerning access to medicine, which is clearly a "fundamental policy" issue, the proposal cannot be excluded on the "ordinary business" grounds of Rule 14a-8(i)(7).

It should be noted that reporting by pharmaceutical companies with respect to access to medicine is of importance to many investors. For example, I am informed that Innovest Strategic Value Investors, a worldwide investment advisory service (headquartered in the US with offices in London, Paris, Tokyo and Australia) recently created for institutional investors a global Access to Medicine index of major pharmaceutical companies, rating their performance on access to medicine issues.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(3)

Shareholder proposals that request a registrant to adopt some form of "human rights" policy are not "vague and indefinite". See e.g., most recently, *Yahoo! Inc.* (April 16, 2007) and *Cisco Systems, Inc.* (August 19, 2005). *A fortiori*, a request that is more specific by asking for a human rights policy that addresses a specific aspect of human rights is not vague and indefinite. See *J.P.Morgan Chase & Co.* (March 6,2007). The *Alcoa* letter, cited by the Company on page 10 of its letter, is readily distinguishable. Unlike the instant case, the proponents there were asking the registrant to adopt specific standards suggested by a third party without disclosing what those standards were. In contrast, the Proponents have not requested that any specific human right access to medicine principles be adopted and have not requested either the adoption of the Guidelines nor even that they be used as a model.

In short, the proposal is not so ambiguous that shareholders would not know what actions the Company should take and, similarly, the Board would equally not be at a loss as to how to implement the proposal.

RULE 14a-8(i)(6)

The Company is fully capable of implementing the Proponents' shareholder proposal by adopting one or more of the types of actions suggested by the Guidelines, or by adopting any other actions without reference to, or guidance from, the Guidelines.

Neither the Proponents nor the Guidelines evidence a belief that the Company alone can provide the human right of access to medicine, but, as the Guidelines show, there are numerous actions that a registrant who so desires could take to alleviate the problem.

RULE 14a-8(i)(10)

We commend the Company for having taken the actions listed on pages 12-13 of its letter. However episodic events in the past is not the same as adopting a policy since the latter looks to guide actions in a consistent way in the future.

More specifically, although Abbott's website declares that it "respects individual rights as set forth in the Universal Declaration of Human Rights", the Company's discussion of the matter fails to deal with those aspects of that Declaration that are uniquely applicable to its own pharmaceutical business. The Proponents' shareholder proposal requests Abbott to amend that policy to specifically address those human rights matters that are uniquely applicable to its business. The Company has not done so, and therefore it has not *substantially implemented* the Proponents' proposal. The Staff has previously held that a registrant that has adopted a general human rights policy that does not address the specific human rights issue raised by the proponent cannot successfully claim that the general human rights statement has "substantially implemented" the more specific human rights proposal. *Cisco Systems, Inc.* (August 31, 2005).

Although the Guidelines are not a part of the proposal, they do give some indication of the types of matters that might be considered for inclusion in a policy addressing the human right to health. For example, the five guidelines set forth in the "Management" excerpt from the Guidelines (see above) suggest such matters as board level responsibility and accountability; a policy on access to medicines that establishes specific objectives and time frames and assigns specific operational responsibility and reporting; quantitative targets with monitoring; an annual report that includes qualitative and quantitative information that will enable assessment strategies and programs. Obviously, the Company has done none of these things. Similarly, the Company has instituted none (other than a general statement in support of human rights) of the suggestions in the introductory "General" portion of the Guidelines (see above) such as specifically recognizing the right to health or, needless to say, how that right impacts the Company's strategies, policies and activities or how it has integrated that human right into its strategies, policies and activities. In a like manner, one could examine all of the other 40 guidelines (such as on technology transfer, quoted above, or the eight guidelines on patents) and one would find a similar absence of any attempt on the part of the Company to address these issues. In short, although the Proponents' shareholder proposal does not incorporate the Guidelines, we believe that the Staff will find them helpful in understanding the types of matters that a comprehensive human rights policy might address in this area.

Furthermore, the Proponents' shareholder proposal requests the Company to report to the shareholders on its "plan for implementing such a policy". Clearly it has not provided such a report, nor even made any claim that it has done so.

We are perplexed as to the relevance of the citations of authority found at the bottom of page 11 of the Company's letter. For example, the *Cisco* letter (August 11, 2003) stands for no proposition whatsoever. In that letter the Staff stated "Your letter indicates that the proponents have withdrawn the proposal, and that Cisco therefore withdraws its June 27, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment." The other two letters have barely more relevance to the Proponents' shareholder proposal. In *Telular*, the proposal had called for the annual election of directors, a policy that was already in place at the registrant. Clearly that registrant had done 100% of what had been requested and the letter therefore has no bearing on the issue at hand, namely whether Abbott has adopted policies that adequately address the human right to access to medicine when it has no stated policy on the matter. Finally, in *Talbots* the registrant had adopted a detailed Code of Conduct for Suppliers as well as a scheme for the monitoring of compliance with that Code by independent outside monitors. The proposal had called for adopting a code with five principles and for independent monitoring of that code. The disagreement between the parties was whether the registrant's code really covered all five points and the adequacy of the independent monitoring. We fail to see the relevance of that letter to a situation where there is a request for both a policy (similar to a request for a code) when the Company has, unlike Talbots, adopted no policy, and for a report when Abbott has provided no report.

For the foregoing reasons, the Company has failed to carry its burden of proving that it has substantially implemented the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: John A. Berry, Esq.
Julie Tanner
All other proponents
Nadira Narine
Laura Berry

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938 3591
Fax: (847) 938 9492
John.berry@abbott.com

February 13, 2008

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted by Christian Brothers Investment Services, Inc., Amalgamated Bank Long View Collective Investment Fund, Catholic Health East, Congregation of Sisters of St. Agnes, Congregation of the Passion, Dominican Sisters of Mission San Jose, Dominican Sisters of Oxford, Michigan, Dominican Convent of Our Lady of the Rosary (New York), Dominican Sisters of Springfield, Illinois, Maryknoll Sisters, Mercy Investment Program, Missionary Oblates of Mary Immaculate, Nuns of the Third Order of St. Dominic, Sisters of Charity of the Blessed Virgin Mary (BVM), Sisters of Mercy Regional Community of Detroit Charitable Trust, Sisters of Mercy of the Americas Regional Community of Burlingame, California, Congrégation des Soeurs des Saints Noms de Jésus et de Marie, Sisters of St. Francis of Philadelphia and Trinity Health (the "Proponents")

Ladies and Gentlemen:

This letter concerns the request by Abbott Laboratories regarding a shareholder proposal (the "Proposal") received from the Proponents. As detailed in our previous letter dated December 27, 2007, we respectfully request confirmation that the Staff will not recommend enforcement action if we exclude the Proposal from the proxy materials for our 2008 annual shareholders' meeting (the "proxy materials"). The purpose of this letter is to acknowledge and respond to the letter dated February 2, 2008, to the Office of the Chief Counsel of the Commission's Division of Corporation Finance from Paul M. Neuhauser, counsel for the Proponents.

In response to Mr. Neuhauser's letter, we believe that our initial request adequately answers the arguments he raises, and we do not intend to repeat them here. However, we do want to make one observation concerning Mr. Neuhauser's arguments, and to correct one error in his letter.


Abbott
A Promise for Life

We believe that Mr. Neuhauser's letter inadvertently illustrates a basic problem with the Proposal. While Mr. Neuhauser claims that the Proposal "does not request that Abbott adopt the proposed Guidelines" referred to in the Whereas clause of the Proposal, "does not suggest that the Guidelines be treated as a model," and has "not requested either the adoption of the Guidelines nor even that they be used as a model," his letter at the same time repeatedly refers to the Guidelines as indicating what Abbott is being asked to do. He states that the Guidelines "show ... some illustrations of what a human rights policy adopted by a pharmaceutical company might look like," "show the types of actions that a pharmaceutical company could take" to implement the Proposal, and "give some indication of the types of matters that might be considered." The Proposal, however, does not inform Abbott's shareholders of any of these specifics which Proponents clearly intend Abbott to undertake, and thus does not furnish an adequate basis for an informed shareholder vote. Furthermore, Mr. Neuhauser, in effect, is suggesting that the Proponents should be able to promote the Guidelines in the context of a shareholder proposal, yet he objects when the content or nature of the Guidelines are referred to as reasons why the Proposal may be excluded from our proxy statement.

Mr. Neuhauser states that Cisco Systems, Inc. (August 11, 2003) cited in our December 27, 2007 letter "stands for no proposition whatsoever." We can understand the source of his confusion. There were two Cisco letters issued on August 11, 2003. While one of those letters related to a proposal submitted by Trillium Asset Management Corporation which was withdrawn, our citation referred to the other Cisco letter issued on the same date addressing a proposal submitted by Elaine and Michael Moravan, where the Staff did permit exclusion under Rule 14a-8(i)(10).

We reiterate and confirm the positions we set forth in our December 27, 2007 letter and again respectfully request that the Staff concur that it will take no action if Abbott excludes the Proposal from our proxy materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our proxy materials, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. Paul M. Neuhauser may be reached by facsimile at 941.349.6164. The primary sponsor of the Proposal may be

reached by contacting Julie B. Tanner by phone at 212.503.1947 and by email at tannerj@cbisonline.com. A copy of this letter has also been sent to the Proponents' representatives who may be reached at the contact information provided on Exhibit A.

Very truly yours,

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: All representatives of the Proponents listed in Exhibit A

Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Exhibit A

Proponent Contact Information

Christian Brothers Investment Services, Inc.
Julie B. Tanner
Corporate Advocacy Coordinator
90 Park Avenue, 29th floor
New York, NY 10016-1301
P: 212-503-1947
F: 212-490-6092
Email: tannerj@cbisonline.com

Amalgamated Bank LongView Collective Investment Fund
c/o Cornish F. Hitchcock, Attorney-at-Law
1200 G Street NW, Suite 800
Washington, DC 20005
P: 202-489-4813
F: 202-315-3552
Email: conh@hitchlaw.com

Catholic Health East
Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073-2304
P: 610-355-2000
F: 610-355-2050

Congregation of Sisters of St. Agnes
Sister Stella Storch, OP
Justice Coordinator
320 County Road K
Fond du Lac, WI 54935
P: 920-907-2315
F: 920-921-8177
Email: sstorch@csasisters.org

Congregation of the Passion
John Gonzalez, CPP
SRI Consultant
5700 N. Harlem Avenue
Chicago, IL 60631
P: 773-631-6336
F: 773-631-8059

Dominican Sisters of Mission San Jose
Judy Archer
43326 Mission Boulevard
Mission San Jose District
Fremont, CA 94539-5829
P: 510-657-2468
F: 510-657-1734

Dominican Sisters of Oxford, MI
Sister Gene Poore, OP
775 West Drahner Road
Oxford, MI 48371-4866
P: 248-628-2872

Dominican Convent of Our Lady of the Rosary (New York)
Sr. Margaret Sweeney, OP
Treasurer
175 Route 340
Sparkill, NY 10976-1047
P: 845-359-4122
F: 845-359-4125

Dominican Sisters of Springfield, Illinois
Sister Linda Hayes, OP
Director, Corporate Social Responsibility
Sacred Heart Convent
1237 West Monroe Street
Springfield, IL 62704
P: 217-787-0481
F: 217-787-8169

Maryknoll Sisters
Catherine Rowan
Corporate Responsibility Coordinator
10 Pines Bridge Road
P.O. Box 311
Maryknoll, NY 10545-0311
P: 914-941-7575

Mercy Investment Program
Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009
P & F: 212-674-2542
Email: heinonenv@juno.com

Missionary Oblates of Mary Immaculate
Seamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
391 Michigan Avenue, NE
Washington, DC 20017
P: 202-529-4505
F: 202-529-4572

Nuns of the Third Order of St. Dominic
Sister Judith Lindell, OP
3600 Broadway
Great Bend, KS 67530-3692
P: 620-792-1232
F: 620-792-1746

Sisters of Charity of the Blessed Virgin Mary (BVM)
Gwen M. Farry, BVM
205 W. Monroe, Suite 500
Chicago, IL 60606-5062
P: 312-641-5151

Sisters of Mercy Regional Community of Detroit Charitable Trust
Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009
P: 248-476-8000
F: 212-674-2542
Email: heinonenv@juno.com

Sisters of Mercy of the Americas
Regional Community of Burlingame
Sabina Gotuaco
CFO/Treasurer
2300 Adeline Drive
Burlingame, CA 94010-5599
P: 650-340-7410
F: 650-347-2550

Congrégation des Soeurs des Saints Noms de Jésus et de Marie
Lorraine St-Hilaire, SNJM
General Superior
80, rue Saint-Charles Est
Longueuil, Québec
Canada J4H 1A9
P: 450-651-8104
F: 450-651-8636

Sisters of St. Francis of Philadelphia
Tom McCaney
Associate Director, Corporate Social Responsibility
609 South Convent Road
Aston, PA 19014-1207
P: 610-558-7764
F: 610-558-5855
Email: tmccaney@osfphila.org

Trinity Health
Catherine Rowan
Corporate Responsibility Consultant
766 Brady Avenue, Apt. 635
Bronx, NY 10462
P: 718-822-0820
F: 718-504-4787
Email: rowan@bestweb.net

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 27, 2007

The proposal requests that the board amend Abbott's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy.

We are unable to concur in your view that Abbott may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Abbott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Abbott may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Abbott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Abbott may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Abbott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Abbott may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Abbott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END